Exhibit 2.2

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 12, 2013

BY AND AMONG

HV BANCORP, INC.

HUNTINGDON VALLEY BANK

AND

THE VICTORY BANCORP, INC.

TABLE OF CONTENTS

		Page Nos.

Introductory Statement		1

ARTICLE I - DEFINITIONS		1

ARTICLE II - THE MERGER		8
2.1	The Merger	8
2.2	Closing	8
2.3	Effective Time	8
2.4	Effects of the Merger	8
2.5	Effect on Outstanding Shares of Victory Bancorp Common Stock	8
2.6	Effect on Outstanding Shares of Victory Bancorp Preferred Stock	10
2.7	Exchange Procedures	11
2.8	Effect on Outstanding Shares of HV Bancorp Common Stock	13
2.9	Directors of Surviving Corporation After Effective Time	13
2.10	Articles of Incorporation and Bylaws	13
2.11	Treatment of Stock Options	13
2.12	Treatment of Warrants	13
2.13	Bank Merger	14
2.14	Alternative Structure	14
2.15	Absence of Control	14
2.16	The Conversion	14

ARTICLE III - REPRESENTATIONS AND WARRANTIES		15
3.1	Disclosure Letters; Standard	15
3.2	Representations and Warranties of Victory Bancorp	15
3.3	Representations and Warranties of HV Bancorp and HV Bank	31

ARTICLE IV - CONDUCT PENDING THE MERGER		45
4.1	Forbearances by Victory Bancorp	45
4.2	Forbearances by HV Bancorp and HV Bank	48

ARTICLE V - COVENANTS		52
5.1	Acquisition Proposals	52
5.2	Advice of Changes	53
5.3	Access and Information	53
5.4	Applications; Consents	55
5.5	Antitakeover Provisions	56
5.6	Additional Agreements	56
5.7	Publicity	56
5.8	Stockholder Meeting	56
5.9	Registration of HV Bancorp Common Stock	57

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5.10	Notification of Certain Matters	58
5.11	Employee Benefit Matters	59
5.12	Indemnification	60
5.13	Stockholder Litigation	61
5.14	Board of Directors	62
5.15	Officers	62
5.16	The Conversion	62
5.17	Prohibition on Solicitation of Employees	64

ARTICLE VI - CONDITIONS TO CONSUMMATION		64
6.1	Conditions to Each Party’s Obligations	64
6.2	Conditions to the Obligations of HV Bancorp and HV Bank	66
6.3	Conditions to the Obligations of Victory Bancorp	67

ARTICLE VII - TERMINATION		67
7.1	Termination	67
7.2	Effect of Termination	69

ARTICLE VIII - CERTAIN OTHER MATTERS		69
8.1	Interpretation	69
8.2	Survival	69
8.3	Waiver; Amendment	70
8.4	Counterparts	70
8.5	Governing Law	70
8.6	Expenses	70
8.7	Notices	70
8.8	Entire Agreement; etc.	71
8.9	Successors and Assigns; Assignment	71

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Terms of Victory Bancorp Subordinated Debt
Exhibit C	Form of Exchange Agreement
Exhibit D	Plan of Bank Merger
Exhibit E	Directors/Officers of Surviving Corporation/Bank
Exhibit F	Form of Employment Agreement
Exhibit G	Officers with Employment/Change in Control Agreements

ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 12th day of December, 2013 (“Agreement”), by and among HV Bancorp, Inc., a Pennsylvania corporation (“HV Bancorp”) and Huntingdon Valley Bank (“HV Bank”), on the one hand, and The Victory Bancorp, Inc., a Pennsylvania corporation (“Victory Bancorp”).

Introductory Statement

The Board of Directors of each of the parties has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of the respective parties, as the case may be, and in the best long-term interests of their respective constituencies.

The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC as defined herein for federal income tax purposes.

The parties desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to HV Bancorp’s and HV Bank’s willingness to enter into this Agreement, each of the members of the Board of Directors of Victory Bancorp have entered into an agreement dated as of the date hereof in the form of Exhibit A hereto pursuant to which he or she will, among other things, vote his or her shares of Victory Bancorp Capital Stock in favor of this Agreement and the transactions contemplated hereby.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Articles of Merger	Section 2.3
Bank Merger	Section 2.12
Cause	Section 5.11(d)
Certificate(s)	Section 2.6(a)
Change of Recommendation	Section 5.8(b)
Closing	Section 2.2
Closing Date	Section 2.2
Common Stock Merger Consideration	Section 2.5(a)

Defined Term	Location of Definition
Continuing Employee	Section 5.11(a)
Conversion Price Per Share	Section 2.15
Disclosure Letter	Section 3.1(a)
Effective Time	Section 2.3
Exchange Agent	Section 2.6(c)
Exchange Ratio	Section 2.5(a)
HV Bancorp	Preamble
HV Bank	Preamble
HV Bank Employee Plans	Section 3.3(r)(i)
HV Bank Pension Plan	Section 3.3(r)(iii)
HV Bank Qualified Plan	Section 3.3(r)(iv)
HV Bank Members Meeting	Section 5.16(a)
Indemnified Party	Section 5.12(a)
Letter of Transmittal	Section 2.6(a)
Merger	Section 2.1
Merger Consideration	Section 2.5(b)
Ownership Limitation	Section 2.5(a)
Preferred Stock Merger Consideration	Section 2.5(b)
Surviving Bank	Section 2.12
Surviving Corporation	Section 2.1
Victory Bancorp	Preamble
Victory Bancorp Employee Plans	Section 3.2(s)(i)
Victory Bancorp Pension Plan	Section 3.2(s)(iii)
Victory Bancorp Proxy Statement	Section 5.8(a)
Victory Bancorp Qualified Plan	Section 3.2(s)(iv)
Victory Bancorp Stock Option	Section 2.10
Victory Bancorp Stock Option Plan	Section 2.10
Victory Bancorp Stockholder Meeting	Section 5.8(a)
Victory Bancorp Warrant	Section 2.11
Victory Bank	Section 2.13

For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving Victory Bancorp, Victory Bank or HV Bank; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of Victory Bancorp’s or HV Bank’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of Victory Bancorp’s capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Affiliate” of a person means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with such person.

“Agreement” means this Agreement, as amended, modified or restated from time to time in accordance with its terms.

“Applications” means the applications for regulatory approval that are required by the transactions contemplated hereby.

“Appraised Value Range” means the range of the estimated consolidated pro forma market value of HV Bancorp upon consummation of the Conversion and the Merger, as determined by the Independent Valuation.

“Banking Regulator” shall mean any federal or state banking regulator, including but not limited to the FDIC, the PDBS, and the Federal Reserve, which regulates HV Bancorp, HV Bank or Victory Bancorp, or any of their respective holding companies or subsidiaries, as the case may be.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day other than a Saturday, Sunday or Federal holiday.

“Conversion” shall mean the conversion from mutual to stock form of HV Bank, pursuant to the Plan of Conversion adopted by HV Bank.

“Conversion Offering” shall mean the offering, in connection with the Conversion, of shares of HV Bancorp Common Stock in a subscription offering and, if necessary, a community offering and/or a syndicated community offering.

“Conversion Prospectus” shall mean a prospectus issued by HV Bancorp in connection with the Offering, that meets all of the requirements of the Securities Act, applicable state securities laws and banking laws and regulations.

“Conversion Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of HV Bancorp Common Stock to be offered and issued in connection with the Offering. The Merger Registration Statement and the Conversion Registration Statement may be separate registration statements or may be combined in one registration statement that shall register shares of HV Bancorp Capital Stock to be offered and issued in connection with the Offering and to be offered to holders of Victory Bancorp Capital Stock in connection with the Merger.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, or regulation relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with Victory Bancorp under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Offer” means the exchange offer conducted by Victory Bancorp to holders of Series E Preferred Stock offering such holders the option to exchange shares of such Series E Preferred Stock for Victory Bancorp Subordinated Debt.

“Excluded Shares” means shares of Victory Bancorp Capital Stock owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted, by HV Bank, Victory Bancorp or a Subsidiary of either.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any governmental or regulatory authority, agency, court, commission, or other administrative entity.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HV Bancorp Capital Stock” shall mean the HV Bancorp Common Stock and the HV Bancorp Preferred Stock.

“HV Bancorp Common Stock” shall mean the common stock, par value $0.01 per share, of HV Bancorp that will be issued in the Offering and the Merger.

“HV Bancorp Preferred Stock” shall mean the preferred stock, par value $0.01 per share, of HV Bancorp that will be issued in the Merger in exchange for shares of Series E Preferred Stock.

“HV Bancorp SBLF Preferred Stock” shall mean the preferred stock, par value $0.01 per share of HV Bancorp that will be issued to the Treasury Department in exchange for Series F Preferred Stock.

“HV Subordinated Debt” shall mean the 8.50% Subordinated Notes due 2021 of HV Bancorp that will be issued in the Merger in exchange for Victory Bancorp Subordinated Debt.

“Independent Valuation” shall mean the appraised pro forma market value of the HV Bancorp Common Stock issued in the Conversion, and any updates, as determined by an independent appraiser.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“knowledge” means, with respect to Victory Bancorp, HV Bancorp, HV Bank or any Subsidiary, the actual knowledge of the President, the Chief Executive Officer, the Chief Financial Officer, the Chief Lending Officer, the Chief Credit Officer or persons performing comparable functions.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect, circumstance, occurrence or change which is material and adverse to the business, financial condition or results of operations of Victory Bancorp, HV Bancorp or HV Bank, as the context may dictate, and its Subsidiaries taken as a whole or materially prevents, impairs or threatens the ability of either Victory Bancorp, HV Bancorp or HV Bank, as the context may dictate, to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, however, that any such effect, circumstance, occurrence or change resulting from any (i) changes in laws, rules or regulations or GAAP or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions and/or their holding companies generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of HV Bancorp, HV Bank or Victory Bancorp required under this Agreement or taken or omitted to be taken with the prior written consent, or at the request, of the other, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, (iv) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States and (v) natural disaster or other force majeure event, shall not be considered in determining if a Material Adverse Effect has occurred except, with respect to clauses (i), (ii), (iv) and (v), unless it uniquely affects either or both of the parties or any of their Subsidiaries.

“Member(s)” shall mean a former or current member of HV Bank that under the Plan of Conversion is given, as indicated by the context, the priority opportunity to purchase HV Bancorp Common Stock in the Conversion Offering or the opportunity to vote on the Plan of Conversion.

“Merger” shall mean the merger of Victory Bancorp with and into HV Bancorp (or a subsidiary thereof) pursuant to the terms hereof.

“Merger Consideration” shall mean the HV Bancorp Capital Stock and cash, if applicable, to be paid by HV Bancorp for each share of Victory Bancorp Common Stock and Series E Preferred Stock, as set forth in Sections 2.5(a), 2.5(b) and 2.6(a).

“Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of HV Bancorp Capital Stock to be offered to holders of Victory Bancorp Capital Stock in connection with the Merger. The Merger Registration Statement and the Conversion Registration Statement may be separate registration statements or may be combined in one registration statement that shall register shares of HV Bancorp Capital Stock to be offered and sold in connection with the Offering and to be offered to holders of Victory Bancorp Capital Stock in connection with the Merger.

“Offering” shall mean the Conversion Offering.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“PBCL” shall mean the Pennsylvania Business Corporation Law of 1988.

“PDBS” shall mean the Pennsylvania Department of Banking and Securities.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Plan of Conversion” shall mean the Plan of Conversion and Reorganization pursuant to which HV Bank will convert from the mutual form of organization to the capital stock form of organization.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series E Preferred Stock” shall mean the issued and outstanding shares of 7% Series E Noncumulative Convertible Preferred Stock of Victory Bancorp.

“Series F Preferred Stock” shall mean the issued and outstanding shares of Senior Noncumulative Perpetual Preferred Stock, Series F of Victory Bancorp held by the Treasury Department in connection with participation by Victory Bancorp in the Small Business Lending Fund.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which Victory Bancorp, Victory Bank, HV Bancorp or HV Bank, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) Victory Bancorp’s or HV Bank’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of Victory Bancorp or the constituencies of HV Bank than the transactions contemplated hereby (taking into account all factors relating to such proposed transaction deemed relevant by Victory Bancorp’s or HV Bank’s Board of Directors, including without limitation the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto, (including any adjustments to the terms and conditions of such transactions proposed by Victory Bancorp or HV Bank in response to such Acquisition Proposal)) and (ii) is for 100% of the outstanding shares of Victory Bancorp Common Stock or all or substantially all of the assets of Victory Bancorp or HV Bank.

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

“Treasury Department” means the United States Department of the Treasury.

“Victory Bancorp Capital Stock” shall mean the Victory Bancorp Common Stock and Victory Bancorp Preferred Stock.

“Victory Bancorp Common Stock” shall mean the common stock, par value $1.00 per share, of Victory Bancorp.

“Victory Bancorp Preferred Stock” shall mean the Series E Preferred Stock and Series F Preferred Stock, par value $1.00 per share, of Victory Bancorp.

“Victory Bancorp Subordinated Debt” shall mean the 8.50% Subordinated Notes due 2021 of Victory Bancorp that will be issued in the Exchange Offer to holders of Series E Preferred Stock.

“Victory Bancorp Shareholders” shall mean those individuals or entities holding Victory Bancorp Common Stock on the date immediately preceding the Closing Date.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, Victory Bancorp will merge with and into HV Bancorp (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of Victory Bancorp shall cease. HV Bancorp shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the PBCL and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and at a time as agreed to by the parties hereto on the date designated by HV Bancorp within thirty (30) calendar days following satisfaction or waiver (subject to applicable law) of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”). The Closing of the Merger shall immediately follow the closing of the Offering and completion of the Conversion.

2.3 Effective Time. In connection with the Closing, HV Bancorp and Victory Bancorp shall duly execute and deliver Articles of Merger (the “Articles of Merger”) to the PDBS for filing pursuant to the PBCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the PDBS or at such later date or time as HV Bancorp and Victory Bancorp agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in the PBCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, HV Bancorp shall possess all of the properties, rights, privileges, powers and franchises of Victory Bancorp and be subject to all of the debts, liabilities and obligations of Victory Bancorp.

2.5 Effect on Outstanding Shares of Victory Bancorp Common Stock

(a) Except for shares of Victory Bancorp Common Stock as to which appraisal rights have been perfected and not withdrawn or otherwise forfeited under the PBCL and except as provided in Section 2.5(b), each share of Victory Bancorp Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into the right to receive 0.6794 of a share (the “Exchange Ratio”) of HV Bancorp Common Stock (the “Common Stock Merger Consideration”); provided, however, that in no event shall the number of shares of HV Bancorp Common Stock owned by former Victory Bancorp Shareholders, including any shares purchased in the Conversion Offering by such Victory Bancorp Shareholders, exceed 48.5% of the outstanding shares of HV Bancorp Common Stock at the Closing (the “Ownership Limitation”), unless the FDIC and PDBS determine that Victory Bancorp Shareholders can hold shares of HV Bancorp Common Stock in excess of the Ownership Limitation.

(b) In the event that the aggregate Common Stock Merger Consideration, when added to the aggregate number of shares of HV Bancorp Common Stock to be purchased by Victory Bancorp Shareholders in the Conversion Offering, would result in Victory Bancorp Shareholders owning an amount of HV Bancorp Common Stock in excess of the Ownership Limitation, then HV Bancorp shall adjust the Common Stock Merger Consideration to substitute cash (the “Cash Merger Consideration”) in an amount sufficient to reduce the aggregate ownership of Victory Bancorp Shareholders below the Ownership Limitation, and all Victory Bancorp Shareholders shall receive a mix of Common Stock Merger Consideration and Cash Merger Consideration per share on a pro rata basis. The Cash Merger Consideration shall be an amount in cash, rounded to the nearest cent, determined by multiplying the Conversion Price Per Share by the number of excess shares of HV Bancorp Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.5(a) and Section 2.5(b). Notwithstanding this subsection, if the FDIC and/or PDBS permit the Ownership Limitation to be increased, then the Common Stock Merger Consideration and Cash Merger Consideration will be adjusted accordingly on a pro rata basis to address the impact of any increased Ownership Limitation permitted by the FDIC and/or PDBS.

(c) In the event HV Bancorp changes the Conversion Price Per Share prior to the Effective Time from $10.00, the Exchange Ratio shall be proportionately and appropriately adjusted.

(d) Notwithstanding any other provision of this Agreement, no fraction of a share of HV Bancorp Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, HV Bancorp shall pay to each holder of Victory Bancorp Common Stock who would otherwise be entitled to a fraction of a share of HV Bancorp Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying the Conversion Price Per Share by the fraction of a share of HV Bancorp Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.5(a) and Section 2.5(b).

(e) If, between the date of this Agreement and the Effective Time, the outstanding shares of HV Bancorp Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be adjusted appropriately to provide the holders of Victory Bancorp Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(f) As of the Effective Time, each Excluded Share shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of HV Bancorp Common Stock that are held by Victory Bancorp, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares.

2.6 Effect on Outstanding Shares of Victory Bancorp Preferred Stock

(a) Prior to the Closing Date, Victory Bancorp shall effect an Exchange Offer to holders of Series E Preferred Stock, to be effective upon the Closing Date, whereby Victory Bancorp will offer each holder of Series E Preferred Stock the right to exchange shares of Series E Preferred Stock for an equal amount of Victory Bancorp Subordinated Debt, the terms of which are set forth on Exhibit B. Any shares of Series E Preferred Stock that are not exchanged for Victory Bancorp Subordinated Debt will be redeemed by Victory Bancorp immediately prior to the Closing Date, to the extent such redemption is permitted by the terms of Series E Preferred Stock and any necessary regulatory approvals, if any, are obtained for such redemption. Each share of Series E Preferred Stock that is not exchanged in the Exchange Offer, redeemed by Victory Bancorp or converted pursuant to its terms into Victory Bancorp Common Stock immediately prior to the Effective Time, shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive one share of HV Bancorp Preferred Stock subject to the same designations, preferences and rights relating to the shares of such Series E Preferred Stock and the qualifications, limitations and restrictions thereof (the “Preferred Stock Merger Consideration”, and together with Common Stock Merger Consideration and the Cash Merger Consideration, the “Merger Consideration”).

(b) In order to ensure that Victory Bancorp Shareholders, in the aggregate, do not own shares of HV Bancorp Common Stock in excess of the Ownership Percentage at the Effective Time, each of the members of the Board of Directors of Victory Bancorp and each executive officer of Victory Bancorp (“Victory Bancorp Insiders”) has entered into an agreement dated as of the date hereof in the form of Exhibit C hereto pursuant to which the Victory Bancorp Insiders agree to exchange a certain percentage of shares of Series E Preferred Stock held by such Victory Bancorp Insiders in the Exchange Offer for Victory Bancorp Subordinated Debt in the event that the Conversion Offering closes at or below the Midpoint of the Conversion Offering, as such term is defined in the Plan of Conversion adopted by HV Bank.

(c) At the Effective Time, all outstanding Victory Bancorp Subordinated Debt shall be assumed by HV Bancorp.

(d) Concurrently with consummation of the Merger, each share of Series F Preferred Stock issued and outstanding at the Effective Time shall be assumed by HV Bancorp and exchanged for one share with an equal liquidation preference of HV Bancorp SBLF Preferred Stock. Any such HV Bancorp SBLF Preferred Stock shall entitle holders thereof to dividends from the date of issuance of such HV Bancorp SBLF Preferred Stock on terms that are equivalent to the terms set forth in the articles of incorporation of Victory Bancorp, and shall have such other right, preferences, privileges and voting power, limitations and restrictions thereof that are the same as the right, preferences, privileges and voting powers, and limitations and restrictions thereof of the Series F Preferred Stock issued and outstanding immediately prior to such exchange, taken as a whole. The exchange of the Series F Preferred Stock for shares of HV Bancorp SBLF Preferred Stock shall be in accordance with the charter and other governing documents of Victory Bancorp, as amended, and in accordance with the terms of any securities purchase and/or other agreements pursuant to which such shares of HV Bancorp SBLF were issued or required to be entered into in order to effect such exchange.

(e) Prior to consummation of the Merger, HV Bancorp and HV Bank shall use their commercially reasonable efforts to take such action as is necessary or advisable on their part for HV Bancorp to succeed, by assumption, exchange or otherwise, to all of the then-outstanding Series F Preferred Stock upon the consummation of the Merger. Victory Bancorp shall cooperate with HV Bancorp and HV Bank, and shall use its commercially reasonable efforts to provide for the succession by HV Bancorp to the then-outstanding Series F Preferred Stock, and in such regard will notify the Treasury Department of the transactions contemplated by this Agreement and effect all filings necessary to obtain any requisite regulatory approval for HV Bancorp’s succession to such Series F Preferred Stock prior to consummation of the Merger.

2.7 Exchange Procedures for Victory Bancorp Capital Stock.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to HV Bancorp and Victory Bancorp shall be mailed as soon as practicable (but not later than five (5) business days) after the Effective Time to each holder of record of Victory Bancorp Capital Stock as of the Effective Time. A Letter of Transmittal will be deemed properly completed only if accompanied by one or more certificates theretofore representing Victory Bancorp Capital Stock (“Certificate(s)”) representing all shares of Victory Bancorp Capital Stock to be converted thereby.

(b) At and after the Effective Time, each Certificate (except as specifically set forth in Section 2.5) shall represent only the right to receive the Merger Consideration.

(c) Prior to the Effective Time, HV Bancorp shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of HV Bancorp Capital Stock to provide for payment of the aggregate Merger Consideration and (ii) deposit, or cause to be deposited, with a mutually agreed upon exchange agent for the benefit of the holders of shares of Victory Bancorp Common Stock, to the extent determinable, an amount of cash sufficient to pay the cash in lieu of fractional shares, pursuant to Section 2.5(d).

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as HV Bancorp may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of HV Bancorp Capital Stock that such holder has the right to receive pursuant to Section 2.5 and a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.5 for any cash in lieu of fractional shares, if any, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5. Certificates so surrendered shall forthwith be canceled. As soon as practicable (but not later than five (5) business days) following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation with respect to any certificate, the Exchange Agent shall distribute HV Bancorp Capital Stock and cash as provided herein with respect to such certificate. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of HV Bancorp Capital Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of Victory Bancorp Capital Stock not registered in the transfer records of Victory Bancorp, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such Victory Bancorp Capital Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of HV Bancorp and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to HV Bancorp Capital Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of HV Bancorp Capital Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.6. Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of HV Bancorp Capital Stock represented by such person’s Certificates.

(f) The stock transfer books of Victory Bancorp shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of Victory Bancorp of any shares of Victory Bancorp Capital Stock. If, after the Effective Time, Certificates are presented to HV Bancorp, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.6.

(g) Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.6 or any proceeds from any investments thereof that remains unclaimed by the holders of Victory Bancorp Capital Stock for six months after the Effective Time shall be repaid by the Exchange Agent to HV Bancorp upon the written request of HV Bancorp. After such request is made, each holder of Victory Bancorp Capital Stock who have not theretofore complied with this Section 2.6 shall look only to HV Bancorp for the Merger Consideration deliverable in respect of each share of Victory Bancorp Capital Stock such stockholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of Victory Bancorp Capital Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) HV Bancorp and the Exchange Agent shall be entitled to rely upon Victory Bancorp’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, HV Bancorp and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.8 Effect on Outstanding Shares of HV Bancorp Common Stock. At the Effective Time, and except as provided in Section 2.5(f), each share of HV Bancorp Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.9 Directors and Officers of Surviving Corporation and Surviving Bank After Effective Time. Subject to Sections 5.14 and 5.15, immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors and officers of the Surviving Corporation and the Surviving Bank shall consist of the directors and officers of HV Bancorp and HV Bank serving immediately prior to the Effective Time.

2.10 Articles of Incorporation and Bylaws. The articles of incorporation of HV Bancorp, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms thereof. The bylaws of HV Bancorp, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms of such bylaws.

2.11 Treatment of Stock Options. Immediately prior to the Effective Time, each option to acquire shares of Victory Bancorp Common Stock that is outstanding and unexercised immediately prior thereto (“Victory Bancorp Stock Option”) pursuant to the Victory Bancorp 2008 Stock Option Plan (the “Victory Bancorp Stock Option Plan”) shall automatically be cancelled for no consideration.

2.12 Treatment of Warrants. Immediately prior to the Effective Time, each warrant to acquire shares of Victory Bancorp Common Stock that is outstanding and unexercised immediately prior thereto (“Victory Bancorp Warrant”) shall be cancelled and converted into the right to receive $0.54 per Victory Bancorp Warrant.

2.13 Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, HV Bank, a wholly owned subsidiary of HV Bancorp, and The Victory Bank (“Victory Bank”), a wholly owned subsidiary of Victory Bancorp, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit C, pursuant to which Victory Bank will merge with and into HV Bank (the “Bank Merger”) with HV Bank as the resulting institution (hereinafter sometimes referred to in such capacity as the “Surviving Bank”) under the name “Victory Bank,” which name shall be effective at the time of the consummation of the Bank Merger. The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.14 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Victory Bancorp and HV Bank may specify that the structure of the transactions contemplated by this Agreement, including the Merger, the Bank Merger or the Conversion, be revised and the parties shall enter into such alternative transactions as Victory Bancorp and HV Bank may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration (ii) materially impede or delay consummation of the transactions contemplated by this Agreement, (iii) adversely limit or impact the qualification of the Merger as a reorganization under the provisions of Section 368(a) of the IRC, (iv) result in any adverse Federal or state income tax consequences to Victory Bancorp stockholders, or (v) in the case of revision to the structure of the Conversion, the pro forma capitalization of HV Bancorp shall not be materially different than that contemplated by the Conversion Prospectus. In the event that Victory Bancorp and HV Bank agree to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.15 Absence of Control. It is the intent of the parties hereto that HV Bancorp and HV Bank by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, Victory Bancorp or to exercise, directly or indirectly, a controlling influence over the management or policies of Victory Bancorp.

2.16 The Conversion. Contemporaneous with the adoption of this Agreement, the Board of Directors of HV Bank is adopting a Plan of Conversion for HV Bank to convert to the capital stock form of organization. HV Bancorp is being organized to act as the holding company for HV Bank, and to offer for sale shares of common stock to Members in the Conversion, based on the Independent Valuation. The price per share of the shares of HV Bancorp Common Stock to be issued in the Conversion is referred to as the “Conversion Price Per Share.” The Conversion Price Per Share is expected to be $10.00. The shares of HV Bancorp Common Stock to be issued in connection with the Merger may be either shares unsubscribed for in the Conversion Offering, or if such shares are unavailable, authorized but unissued shares of HV Bancorp Common Stock, which shares shall be issued immediately following completion of the Conversion.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters; Standard.

(a) Prior to the execution and delivery of this Agreement, HV Bancorp and Victory Bancorp have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties contained in Section 3.2 or Section 3.3, as applicable, or to one or more of its covenants contained in Articles IV or V (and making specific reference to the Section of this Agreement to which they relate). Disclosure in any paragraph of the Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably clear on the face of such disclosure that it is relevant to another paragraph of the Disclosure Letter or another Section of this Agreement.

(b) No representation or warranty of Victory Bancorp, HV Bancorp or HV Bank contained in Sections 3.2 or 3.3, as applicable (other than (i) the representations and warranties contained in Sections 3.2(c) and 3.3(c), which shall be true in all respects, and (ii) the representations and warranties contained in Sections 3.2(a), 3.2(d), 3.2(e)(i) and (ii), 3.2(dd), 3.3(a), 3.3(d), 3.3(e)(i) and (ii), and 3.3(bb), which shall be true in all material respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 3.2 or 3.3, has had or is reasonably likely to have a Material Adverse Effect with respect to Victory Bancorp, HV Bancorp or HV Bank, as the case may be (it being understood that, except with respect to Sections 3.2(j) and Section 3.3(i), for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

3.2 Representations and Warranties of Victory Bancorp. Victory Bancorp represents and warrants to HV Bancorp and HV Bank that, except as disclosed in Victory Bancorp’s Disclosure Letter:

(a) Organization and Qualification. Victory Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is registered with the Federal Reserve as a bank holding company. Victory Bancorp has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Victory Bancorp is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Victory Bancorp. Victory Bancorp engages only in activities (and holds properties only of the types) permitted to bank holding companies by the BHCA and the rules, regulations and interpretations promulgated thereunder.

(b) Subsidiaries.

(i) Victory Bancorp’s Disclosure Letter sets forth with respect to each of Victory Bancorp’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation, Victory Bancorp’s percentage ownership, the number of shares of stock or other equity interests owned or controlled by Victory Bancorp and the name and number of shares held by any other person who owns any stock of the Subsidiary. Victory Bancorp owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to Victory Bancorp’s right to vote or dispose of any equity securities of its Subsidiaries. Victory Bancorp’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by bank holding companies or Pennsylvania chartered commercial banks.

(ii) Each of Victory Bancorp’s direct and indirect Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of Victory Bancorp are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) Victory Bank is a Pennsylvania-chartered bank. No Subsidiary of Victory Bancorp other than Victory Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Victory Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law.

(c) Capital Structure.

(i) The authorized capital stock of Victory Bancorp consists of 10,000,000 shares of Victory Bancorp Common Stock and 2,000,000 shares of Victory Bancorp Preferred Stock.

(ii) As of the date of this Agreement:

(A) 1,025,464 shares of Victory Bancorp Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(B) 26,158 shares of Series E Preferred Stock are issued and outstanding;

(C) 3,431 shares of Series F Preferred Stock are issued and outstanding

(D) No shares of Victory Bancorp Common Stock are held in treasury by Victory Bancorp or otherwise directly or indirectly owned by Victory Bancorp;

(E) 68,138 shares of Victory Bancorp Common Stock are reserved for issuance pursuant to outstanding Victory Bancorp Stock Options (including vested and unvested Victory Bancorp Stock Options);

(F) 100,000 shares of Victory Bancorp Common Stock are reserved for issuance pursuant to outstanding Victory Bancorp Warrants; and

(G) 515,313 shares of Victory Bancorp Common Stock are reserved for issuance pursuant to outstanding Series E Stock.

(iii) Set forth in Victory Bancorp’s Disclosure Letter are: (a) a complete and accurate list of all outstanding Victory Bancorp Stock Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options, and (b) a complete and accurate list of all outstanding Victory Bancorp Warrants, including the names of the holders, dates of acquisition, dates of expiration and shares subject each Warrant.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of Victory Bancorp may vote are issued or outstanding.

(v) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of Victory Bancorp are issued, reserved for issuance or outstanding and (B) other than Victory Bancorp Stock Options,

Victory Bancorp Warrants and Series E Preferred Stock, neither Victory Bancorp nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating Victory Bancorp or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Victory Bancorp (including any rights plan or agreement) or obligating Victory Bancorp or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, other than the Series E Preferred Stock and Series F Preferred Stock, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of Victory Bancorp or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Victory Bancorp or any of its Subsidiaries.

(d) Authority. Victory Bancorp has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.2(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Victory Bancorp’s Board of Directors, and no other corporate proceedings on the part of Victory Bancorp are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of a majority of the votes cast by Victory Bancorp stockholders. Victory Bancorp’s Board of Directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to Victory Bancorp’s stockholders for approval and adoption and has unanimously adopted a resolution to the foregoing effect and recommend that the stockholders adopt this Agreement. This Agreement has been duly and validly executed and delivered by Victory Bancorp and constitutes a valid and binding obligation of Victory Bancorp, enforceable against Victory Bancorp in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by Victory Bancorp does not, and the consummation of the transactions contemplated by this Agreement will not, assuming that the consents, approvals and filings referred to in Section 3.2(f) have been obtained and the applicable waiting periods have expired, (i) violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Victory Bancorp or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of Victory Bancorp or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Victory Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Victory Bancorp or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Victory Bancorp.

(f) Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the FDIC and the PDBS, (ii) the filing with the SEC of the Merger Registration Statement and the declaration of effectiveness of the Merger Registration Statement by the SEC, and such proxy solicitation materials relating to the Victory Bancorp Stockholder Meeting as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the Articles of Merger with the PDBS pursuant to the PBCL, (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of HV Bancorp Common Stock pursuant to this Agreement, and (v) the approval of this Agreement by the requisite vote of the stockholders of Victory Bancorp, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by Victory Bancorp in connection with the execution and delivery by Victory Bancorp of this Agreement or the consummation by Victory Bancorp of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, Victory Bancorp has no knowledge of any reason pertaining to Victory Bancorp why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(j).

(g) Governmental Filings. Victory Bancorp and each of its Subsidiaries has filed all reports, schedules, and other documents that it has been required to file since January 1, 2011 with the Federal Reserve, the FDIC, the PDBS or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).

(h) [Reserved].

(i) Financial Statements. Victory Bancorp has previously made available to HV Bancorp copies of the consolidated balance sheets of Victory Bancorp and its Subsidiaries as of December 31, 2012 and 2011 and related consolidated statements of operation, changes in stockholders’ equity and cash flows for each of the two years in the two-year period ended December 31, 2012, and each interim period subsequent to the end of its fiscal year ended December 31, 2012 through September 30, 2013. Such financial statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments), the consolidated financial position, results of operations, changes in stockholders’ equity and cash flows of Victory Bancorp and Victory Bancorp Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto.

(j) Undisclosed Liabilities. Neither Victory Bancorp nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Victory Bancorp as of December 31, 2012, except for (i) liabilities incurred since December 31, 2012 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Victory Bancorp and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(k) Absence of Certain Changes or Events. Since December 31, 2012, Victory Bancorp and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Victory Bancorp.

(l) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of Victory Bancorp, threatened against or affecting Victory Bancorp or any of its Subsidiaries or any property or asset of Victory Bancorp or any of its Subsidiaries that (i) are seeking damages or declaratory relief against Victory Bancorp or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Victory Bancorp or any of its Subsidiaries or the assets of Victory Bancorp or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to HV Bancorp or any of its Subsidiaries). Since January 1, 2011, (i) there have been no subpoenas, written demands, or document requests received by Victory Bancorp or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that Victory Bancorp or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(m) Absence of Regulatory Actions. Since January 1, 2011, neither Victory Bancorp nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of Victory Bancorp or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the knowledge of Victory Bancorp, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of Victory Bancorp or its Subsidiaries.

(n) Compliance with Laws. Victory Bancorp and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it or the employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Victory Bancorp. Victory Bancorp and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the knowledge of Victory Bancorp, threatened. Neither Victory Bancorp nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Victory Bancorp.

(o) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of Victory Bancorp or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by Victory Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Victory Bancorp’s balance sheet (in accordance with GAAP). To the knowledge of Victory Bancorp, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Victory Bancorp or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Victory Bancorp or any of its Subsidiaries do not file tax returns that Victory Bancorp or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Victory Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Victory Bancorp’s balance sheet (in accordance with GAAP). Victory Bancorp and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. Victory Bancorp and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Victory Bancorp and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither Victory Bancorp nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment to any individual of any “excess parachute payments” within the meaning of Section 280G of the IRC and neither Victory Bancorp nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments that would not be fully deductible by reason of Section 162(m) of the IRC.

(p) Agreements.

(i) Victory Bancorp has previously delivered to HV Bancorp and HV Bank, and Victory Bancorp’s Disclosure Letter lists, any contract, arrangement, commitment or understanding (whether written or oral) to which Victory Bancorp or any of its Subsidiaries is a party or is bound:

(A) (1) with any executive officer or other employee of Victory Bancorp or any of its Subsidiaries holding the title of Senior Vice President or higher the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Victory Bancorp or any of its Subsidiaries of the nature contemplated by this Agreement; (2) with respect to the employment of any directors, officers, employees or consultants; or (3) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan);

(B) that (1) contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of Victory Bancorp or any of its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Victory Bancorp or any of its Subsidiaries), (2) obligates Victory Bancorp or any of its affiliates (or, following the consummation of the transactions contemplated hereby, Victory Bancorp or any of its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or (3) requires referrals of business or requires Victory Bancorp or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis;

(C) pursuant to which Victory Bancorp or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(D) that relates to borrowings of money (or guarantees thereof) by Victory Bancorp or any of its Subsidiaries in excess of $100,000, other than Federal Home Loan Bank borrowings and repurchase agreements with customers entered into in the ordinary course of business;

(E) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Victory Bancorp or any of its Subsidiaries;

(F) that limits the payment of dividends by Victory Bancorp or any of its Subsidiaries;

(G) that relates to the involvement of Victory Bancorp or any Subsidiary in a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H) that relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect,

(I) which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $50,000 on an annual basis;

(J) which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum; or

(K) which is not of the type described in clauses (A) through (J) above and which involved payments by, or to, Victory Bancorp or any of its Subsidiaries in the fiscal year ended December 31, 2012, or which could reasonably be expected to involve such payments during the fiscal year ending December 31, 2013, of more than $100,000 (excluding Loans) or the termination of which would require payment by Victory Bancorp or any of its Subsidiaries in excess of $100,000.

(ii) Neither Victory Bancorp nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in material violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of Victory Bancorp, no other party to any such agreement (excluding any loan or extension of credit made by Victory Bancorp or any of its Subsidiaries) is in default in any respect thereunder.

(q) Intellectual Property. Victory Bancorp and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. Victory Bancorp’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to Victory Bancorp or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that Victory Bancorp or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers. With respect to each item of intellectual property owned by Victory Bancorp or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of intellectual property that Victory Bancorp or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to Victory Bancorp and the Subsidiaries. Neither Victory Bancorp nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that Victory Bancorp or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of Victory Bancorp, neither Victory Bancorp nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of Victory Bancorp or any of its Subsidiaries.

(r) Labor Matters.

(i) Victory Bancorp and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Victory Bancorp nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Victory Bancorp or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the knowledge of Victory Bancorp, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving Victory Bancorp or any of its Subsidiaries pending or, to the knowledge of Victory Bancorp, threatened.

(ii) Victory Bancorp’s Disclosure Letter identifies (A) all present employees (including any leased or temporary employees) of Victory Bancorp and its Subsidiaries and any consultants or independent contractors providing services to Victory Bancorp or any of its Subsidiaries; (B) each employee’s, consultant’s or independent contractor’s current rate of compensation; and (C) each employee’s accrued vacation, sick leave or personal leave if applicable. There are no unpaid wages, bonuses or commissions owed to any employee (other than those not yet due).

(s) Employee Benefit Plans.

(i) Victory Bancorp’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of Victory Bancorp or any of its Subsidiaries (hereinafter referred to collectively as the “Victory Bancorp Employee Plans”). Victory Bancorp previously delivered or made available to HV Bancorp true and complete copies of each agreement, plan and other documents referenced in Victory Bancorp’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year. There has been no announcement or commitment by Victory Bancorp or any of its Subsidiaries to create an additional Victory Bancorp Employee Plan, or to amend any Victory Bancorp Employee Plan, except for amendments required by applicable law or which do not materially increase the cost of such Victory Bancorp Employee Plan. Each Victory Bancorp Employee Plan that provides for the payment of “deferred compensation,” including any employment agreement between Victory Bancorp and any employee, complies in all material respects with Section 409A of the IRC.

(ii) There is no pending or, to the knowledge of Victory Bancorp, threatened litigation, administrative action or proceeding relating to any Victory Bancorp Employee Plan. All of Victory Bancorp Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to Victory Bancorp Employee Plans that is likely to result in the imposition of any penalties or Taxes upon Victory Bancorp or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by Victory Bancorp or any of its Subsidiaries to be incurred with respect to any Victory Bancorp Employee Plan which is subject to Title IV of ERISA (the “Victory Bancorp Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Victory Bancorp or any ERISA Affiliate. No Victory Bancorp Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Victory Bancorp Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Victory Bancorp Pension Plan as of the end of the most recent plan year with respect to the respective Victory Bancorp Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Victory Bancorp Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Victory Bancorp Pension Plan within the 12-month period ending on the date hereof. Neither Victory Bancorp nor any of its Subsidiaries has provided, or is required to provide, security to any Victory Bancorp Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither Victory Bancorp, any of its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv) Each Victory Bancorp Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “Victory Bancorp Qualified Plan”) has received or applied for a current favorable determination letter from the IRS, and to Victory Bancorp’s knowledge, there are no circumstances likely to result in revocation of any such favorable determination letter. Each Victory Bancorp Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of

Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such Victory Bancorp Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) Neither Victory Bancorp nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any Victory Bancorp Employee Plan that cannot be amended or terminated upon sixty (60) days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vi) All contributions required to be made with respect to any Victory Bancorp Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Victory Bancorp Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of Victory Bancorp. Each Victory Bancorp Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance Victory Bancorp contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(vii) Victory Bancorp’s Disclosure Letter contains a calculation of the severance payment (estimated where necessary) and a description of other benefits payable to each director, officer or employee of Victory Bancorp or any of its Subsidiaries that is a party to a severance, change in control or employment agreement, assuming that such person’s service with Victory Bancorp terminates as of the Effective Time.

(t) Properties.

(i) A list of all real property owned or leased by Victory Bancorp or a Subsidiary of Victory Bancorp is set forth in Victory Bancorp’s Disclosure Letter. Victory Bancorp and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which Victory Bancorp or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect as to Victory Bancorp and the Subsidiaries and neither Victory Bancorp nor any of its Subsidiaries, nor, to Victory Bancorp’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. Victory Bancorp has previously delivered to HV Bancorp a complete and correct copy of each such lease. All real property owned or leased by Victory Bancorp or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by Victory Bancorp to be adequate for the current business of Victory Bancorp and its Subsidiaries. To the knowledge of Victory Bancorp, none of the buildings, structures or other improvements located on any real property owned or leased by Victory Bancorp or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) Victory Bancorp and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of Victory Bancorp and its Subsidiaries that is leased rather than owned, neither Victory Bancorp nor any of its Subsidiaries is in default under the terms of any such lease.

(u) Environmental Matters.

(i) Each of Victory Bancorp’s and its Subsidiaries’ properties, the Participation Facilities, and, to the knowledge of Victory Bancorp, the Loan Properties are, and have been during the period of Victory Bancorp’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of Victory Bancorp, threatened, before any court or Governmental Entity against Victory Bancorp or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Victory Bancorp or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of Victory Bancorp, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court or Governmental Entity relating to or against any Loan Property (or Victory Bancorp or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither Victory Bancorp nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) To the knowledge of Victory Bancorp, there are no underground storage tanks at any properties owned or operated by Victory Bancorp or any of its Subsidiaries or any Participation Facility. Neither Victory Bancorp nor any of its Subsidiaries nor, to the

knowledge of Victory Bancorp, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by Victory Bancorp or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) Victory Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Victory Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, to the knowledge of Victory Bancorp, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the knowledge of Victory Bancorp, prior to the period of (A) Victory Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Victory Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(v) Loan Matters.

(i) To the knowledge of Victory Bancorp, all Loans held by Victory Bancorp or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, and, to the knowledge of Victory Bancorp, the Loans are not subject to any defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor Victory Bancorp’s practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in Victory Bancorp’s audited balance sheet at December 31, 2012 was, and the allowance for loan losses shown on the balance sheets in Victory Bancorp’s reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof.

(iv) None of the agreements pursuant to which Victory Bancorp or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(v) (A) Victory Bancorp’s Disclosure Letter sets forth a list of all Loans as of the date hereof by Victory Bancorp or Victory Bank to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Victory Bancorp or any of its Subsidiaries, (B) there are no Loans to any employee, officer, director or affiliate thereof on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (C) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(vi) Victory Bancorp’s Disclosure Letter sets forth a listing, as of September 30, 2013, of all Loans (A) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that are classified as “Watch,” “Special Mention,” “Substandard,” “Doubtful,” “Loss” or words of similar import, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms and (E) where a specific reserve allocation exists in connection therewith.

(w) Insurance. In the opinion of management, Victory Bancorp and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Victory Bancorp’s Disclosure Letter contains a list of all policies of insurance carried and owned by Victory Bancorp or any of Victory Bancorp’s Subsidiaries showing the name of the insurance, Victory Bancorp and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by Victory Bancorp and its Subsidiaries are in full force and effect, Victory Bancorp and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(x) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities and derivatives held by Victory Bancorp or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither Victory Bancorp nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(y) Indemnification. Except as provided in the articles of incorporation or bylaws of Victory Bancorp and the similar organizational documents of its Subsidiaries, and in employment agreements, change in control agreements and other agreements related to employment or service as a director, neither Victory Bancorp nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of Victory Bancorp and, to the knowledge of Victory Bancorp, there are no claims for which any such person would be entitled to indemnification under the articles of incorporation or bylaws of Victory Bancorp or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any such employment-related agreement.

(z) Corporate Documents and Records. Victory Bancorp has previously provided a complete and correct copy of the articles of incorporation, bylaws and similar organizational documents of Victory Bancorp and each of Victory Bancorp’s Subsidiaries, as in effect as of the date of this Agreement. Neither Victory Bancorp nor any of Victory Bancorp’s Subsidiaries is in violation of its articles of incorporation, bylaws or similar organizational documents. The minute books of Victory Bancorp and each of Victory Bancorp’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(aa) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Victory Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. Victory Bancorp does not have knowledge of any facts or circumstances that would cause Victory Bank or any other Subsidiary of Victory Bancorp: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Victory Bank. To the knowledge of Victory Bancorp, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Victory Bancorp or any of its Subsidiaries to undertake any remedial action. The Board of Directors of Victory Bank (or where appropriate of any other Subsidiary of Victory Bancorp) has adopted, and Victory Bank (or such other Subsidiary of Victory Bancorp) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Victory Bank (or such other Subsidiary of Victory Bancorp) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(bb) Tax Treatment of the Merger. Victory Bancorp has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(cc) Fairness Opinion. Victory Bancorp has received the opinion of the Kafafian Group to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Merger Consideration to be paid to Victory Bancorp’s stockholders by HV Bancorp in connection with the Merger pursuant to this Agreement is fair, from a financial point of view, to such Victory Bancorp stockholders.

(dd) Fees. Other than for financial advisory services performed for Victory Bancorp by the Kafafian Group pursuant to an agreement dated June 25, 2013, a true and complete copy of which has previously been provided to HV Bancorp, neither Victory Bancorp nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for Victory Bancorp or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

3.3 Representations and Warranties of HV Bancorp and HV Bank. HV Bancorp and HV Bank represent and warrant to Victory Bancorp that, except as set forth in HV Bancorp’s Disclosure Letter:

(a) Organization and Qualification. HV Bancorp is a corporation in formation and upon completion of the Conversion will be duly organized and validly existing under the laws of the Commonwealth of Pennsylvania and will be registered with the Federal Reserve as a bank holding company. Upon completion of the Conversion, HV Bancorp will have all requisite corporate power and authority to own, lease and operate its properties and to conduct its business. Upon completion of the Conversion, HV Bancorp will be duly qualified or licensed as a foreign corporation to transact business and in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on HV Bancorp. Upon completion of the Conversion, HV Bancorp will engage only in activities (and holds properties only of the types) permitted to bank holding companies by the BHCA and the rules, regulations and interpretations promulgated thereunder.

(b) Subsidiaries.

(i) Each of HV Bancorp’s and HV Bank’s direct and indirect Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

(ii) HV Bank is a savings bank organized, validly existing and in good standing under Pennsylvania law. Prior to consummation of the Merger, HV Bank will be a commercial bank organized, validly existing and in good standing under Pennsylvania law. No Subsidiary of HV Bancorp other than HV Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. HV Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law.

(c) Capital Structure.

(i) Neither HV Bancorp nor HV Bank has authorized capital stock as of the date of this Agreement. Neither HV Bancorp, HV Bank nor any HV Bank Subsidiary has or is bound by any rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of HV Bancorp Capital Stock, or any other security of HV Bancorp or any securities representing the right to vote, purchase or otherwise receive any shares of HV Bancorp Capital Stock or any other security of HV Bancorp, other than, as to HV Bancorp, subscription rights issuable in connection with the Conversion.

(ii) Following completion of the Conversion, HV Bancorp will beneficially own of record all of the issued and outstanding capital stock of HV Bank free and clear of any lien or encumbrance.

(iii) The shares of HV Bancorp Capital Stock to be issued pursuant this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, subject to no preemptive rights and will be issued in full compliance with all applicable laws.

(d) Authority. HV Bancorp and HV Bank each has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.3(f), to consummate the transactions contemplated by this Agreement, including the Conversion. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Boards of Directors of HV Bancorp and HV Bank, and no other corporate proceedings on the part of HV Bancorp or HV Bank are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval of the Members of HV Bank with respect to the Conversion. This Agreement has been duly and validly executed and delivered by HV Bancorp and HV Bank, and constitutes a valid and binding obligation of HV Bancorp and HV Bank, enforceable against HV Bancorp and HV Bank in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by HV Bancorp and HV Bank do not, and the consummation of the transactions contemplated by this Agreement will not, assuming that the consents, approvals and filings referred to in Section 3.3(f) have been obtained and the applicable waiting periods have expired, (i) violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which HV Bancorp or HV Bank (or any of their properties) is subject, (ii) violate the articles of incorporation or bylaws of HV Bancorp or HV Bank or the similar organizational documents of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of HV Bancorp or HV Bank or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which HV Bancorp or HV Bank or any of their Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on HV Bancorp or HV Bank.

(f) Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the FDIC and the PDBS, (ii) the filing with the SEC of the Merger Registration Statement and the declaration of effectiveness of the Merger Registration Statement by the SEC, and such proxy solicitation materials and reports, schedules and forms under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the Articles of Merger with the PDBS pursuant to the PBCL, (iv) filing with the Nasdaq Stock Market of a notification of the listing of the shares of HV Bancorp Common Stock to be issued in the Merger; (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of HV Bancorp Common Stock pursuant to this Agreement; (vi) the regulatory approvals required for the completion of the Conversion, as described in the Plan of Conversion; and (vii) the approval of the Plan of Conversion by the Members, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by HV Bancorp or HV Bank in connection with the execution and delivery by HV Bancorp and HV Bank of this Agreement or the consummation by HV Bancorp and HV Bank of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, neither HV Bancorp or HV Bank has knowledge of any reason pertaining to HV Bancorp or HV Bank why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(j).

(g) Governmental Filings. HV Bancorp and HV Bank and each of their Subsidiaries has filed all reports, schedules, and other documents that it has been required to file since January 1, 2011 with the Federal Reserve, the FDIC, the PDBS or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).

(h) Financial Statements. HV Bank has previously made available to Victory Bancorp copies of the consolidated balance sheets of HV Bank and its Subsidiaries as of June 30, 2013 and 2012 and related consolidated statements of operation, changes in equity and cash flows for each of the two years in the two-year period ended June 30, 2013, and the interim period subsequent to the end of its fiscal year ended June 30, 2013, through September 30, 2013. Such financial statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments), the consolidated financial position, results of operations, changes in equity and cash flows of HV Bank and HV Bank Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto.

(i) Undisclosed Liabilities. Neither HV Bancorp, HV Bank nor any of their Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of HV Bank as of June 30, 2013, except for (i) liabilities incurred since June 30, 2013 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on HV Bancorp or HV Bank and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Since December 31, 2012, HV Bancorp, HV Bank and their Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on HV Bancorp or HV Bank.

(k) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of HV Bancorp or HV Bank, threatened against or affecting HV Bancorp, HV Bank or any of their Subsidiaries or any property or asset of HV Bancorp, HV Bank or any of their Subsidiaries that (i) are seeking damages or declaratory relief against HV Bancorp, HV Bank or any of their Subsidiaries, (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against HV Bancorp, HV Bank or any of their Subsidiaries or the assets of HV Bancorp, HV Bank or any of their Subsidiaries. Since January 1, 2011, (i) there have been no subpoenas, written demands, or document requests received by HV Bancorp, HV Bank or any of their Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that HV Bancorp, HV Bank or any of their Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(l) Absence of Regulatory Actions. Since January 1, 2011, neither HV Bancorp, HV Bank nor any of their Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of HV Bancorp, HV Bank or any of their Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the knowledge of the HV Bancorp and HV Bank, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of HV Bancorp, HV Bank or any of their Subsidiaries.

(m) Compliance with Laws. HV Bancorp, HV Bank and each of their Subsidiaries conduct their business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it or the employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HV Bancorp or HV Bank. HV Bancorp, HV Bank and each of their Subsidiaries have all material permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the knowledge of HV Bancorp or HV Bank, threatened. Neither HV Bancorp, HV Bank nor any of their Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on HV Bancorp or HV Bank.

(n) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of HV Bancorp, HV Bank or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by HV Bank or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on HV Bank’s balance sheet (in accordance with GAAP). To the knowledge of the HV Bank, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of HV Bank or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where HV Bank or any of its Subsidiaries do not file tax returns that HV Bank or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to HV Bank or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on HV Bank’s balance sheet (in accordance with GAAP). HV Bank and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. HV Bank and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and HV Bank and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(o) Agreements.

(i) HV Bank has previously delivered to Victory Bancorp, and HV Bancorp’s Disclosure Letter lists, any contract, arrangement, commitment or understanding (whether written or oral) to which HV Bancorp, HV Bank or any of their Subsidiaries is a party or is bound:

(A) (1) with any executive officer or other employee of HV Bancorp, HV Bank or any of their Subsidiaries holding the title of Senior Vice President or higher the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving HV Bancorp, HV Bank or any of their Subsidiaries of the nature contemplated by this Agreement; (2) with respect to the employment of any directors, officers, employees or consultants; or (3) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan);

(B) that (1) contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of HV Bancorp, HV Bank or any of their Subsidiaries (or, following the consummation of the transactions contemplated hereby, HV Bancorp, HV Bank or any of their Subsidiaries), (2) obligates HV Bancorp, HV Bank or any of its affiliates (or, following the consummation of the transactions contemplated hereby, HV Bancorp, HV Bank or any of its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or (3) requires referrals of business or requires HV Bancorp, HV Bank or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis;

(C) pursuant to which HV Bancorp, HV Bank or any of their Subsidiaries or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(D) that relates to borrowings of money (or guarantees thereof) by HV Bancorp, HV Bank or any of their Subsidiaries in excess of $100,000, other than Federal Home Loan Bank borrowings and repurchase agreements with customers entered into in the ordinary course of business;

(E) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of HV Bancorp, HV Bank or any of their Subsidiaries;

(F) that limits the payment of dividends by HV Bancorp, HV Bank or any of their Subsidiaries;

(G) that relates to the involvement of HV Bancorp, HV Bank or any of their Subsidiaries in a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H) that relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect,

(I) which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $50,000 on an annual basis;

(J) which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum; or

(K) which is not of the type described in clauses (A) through (J) above and which involved payments by, or to, HV Bancorp, HV Bank or any of their Subsidiaries in the fiscal year ended June 30, 2013, or which could reasonably be expected to involve such payments during the fiscal year ending June 30, 2014, of more than $100,000 (excluding Loans) or the termination of which would require payment by HV Bancorp, HV Bank or any of their Subsidiaries in excess of $100,000.

(ii) Neither HV Bancorp, HV Bank nor any of their Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in material violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of HV Bancorp and HV Bank, no other party to any such agreement (excluding any loan or extension of credit made by HV Bancorp, HV Bank or any of their Subsidiaries) is in default in any respect thereunder.

(p) Intellectual Property. HV Bancorp, HV Bank and each of their Subsidiaries own or possess valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. HV Bancorp’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to HV Bancorp, HV Bank or any of their Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that HV Bancorp, HV Bank or any of their Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers. With respect to each item of intellectual property owned by HV Bancorp, HV Bank or any of their Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of intellectual property that HV Bancorp, HV Bank or any of their Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to HV Bancorp, HV Bank and the Subsidiaries. Neither HV Bancorp, HV Bank nor any of their Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that HV Bancorp, HV Bank or any of their Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of HV Bancorp and HV Bank, neither HV Bancorp, HV Bank nor any of their Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of HV Bancorp, HV Bank or any of their Subsidiaries.

(q) Labor Matters.

(i) HV Bancorp, HV Bank and their Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither HV Bancorp, HV Bank nor any of their Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is HV Bancorp, HV Bank or any of their Subsidiaries subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel HV Bancorp, HV Bank or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the knowledge of HV Bancorp and HV Bank, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving HV Bancorp, HV Bank or any of their Subsidiaries pending or, to the knowledge of HV Bancorp and HV Bank, threatened.

(ii) HV Bancorp’s Disclosure Letter identifies (A) all present employees (including any leased or temporary employees) of HV Bancorp, HV Bank and their Subsidiaries and any consultants or independent contractors providing services to HV Bancorp, HV Bank or any of their Subsidiaries; (B) each employee’s, consultant’s or independent contractor’s current rate of compensation; and (C) each employee’s accrued vacation, sick leave or personal leave if applicable. There are no unpaid wages, bonuses or commissions owed to any employee (other than those not yet due).

(r) Employee Benefit Plans.

(i) HV Bank has previously delivered or made available to Victory Bancorp true and complete copies of each pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of HV Bancorp or any of its Subsidiaries (hereinafter referred to collectively as the “HV Bank Employee Plans”), along with, where applicable, copies of the IRS Form 5500 for the most recently completed year.

(ii) There is no pending or, to the knowledge of HV Bank, threatened litigation, administrative action or proceeding relating to any HV Bank Employee Plan. All of HV Bank Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to HV Bank Employee Plans that is likely to result in the imposition of any penalties or Taxes upon HV Bank or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by HV Bank or any of its Subsidiaries to be incurred with respect to any HV Bank Employee Plan which is subject to Title IV of ERISA (the “HV Bank Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by HV Bank or any ERISA Affiliate. No HV Bank Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each HV Bank Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such HV Bank Pension Plan as of the end of the most recent plan year with respect to the respective HV Bank Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such HV Bank Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any HV Bank Pension Plan within the 12-month period ending on the date hereof. Neither HV Bank nor any of its Subsidiaries has provided, or is required to provide, security to any HV Bank Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither HV Bank, any of its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv) Each HV Bank Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “HV Bank Qualified Plan”) has received or applied for a current favorable determination letter from the IRS, and to HV Bank’s knowledge, there are no circumstances likely to result in revocation of any such favorable determination letter. Each HV Bank Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such HV Bank Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(s) Properties.

(i) A list of all real property owned or leased by HV Bancorp, HV Bank or a Subsidiary of HV Bank is set forth in HV Bancorp’s Disclosure Letter. HV Bancorp, HV Bank and each of their Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which HV Bancorp, HV Bank or any of their Subsidiaries as lessee, leases real or personal property is valid and in full force and effect as to HV Bancorp, HV Bank and the Subsidiaries and neither HV Bancorp, HV Bank nor any of their Subsidiaries, nor, to HV Bancorp’s and HV Bank’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. HV Bank has previously delivered to Victory Bancorp a complete and correct copy of each such lease. All real property owned or leased by HV Bancorp, HV Bank or any of their Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by HV Bancorp and HV Bank to be adequate for the current business of HV Bancorp, HV Bank and their Subsidiaries. To the knowledge of HV Bancorp and HV Bank, none of the buildings, structures or other improvements located on any real property owned or leased by HV Bancorp, HV Bank or any of their Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) HV Bancorp, HV Bank and each of their Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of HV Bancorp, HV Bank and their Subsidiaries that is leased rather than owned, neither HV Bancorp, HV Bank nor any of their Subsidiaries is in default under the terms of any such lease.

(t) Loan Matters.

(i) To the knowledge of HV Bank, all Loans held by HV Bank were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, and, to the knowledge of HV Bank, the Loans are not subject to any defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor HV Bank’s practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in HV Bank’s audited balance sheet at June 30, 2013, was, and the allowance for loan losses shown on the balance sheets in HV Bank‘s reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof.

(iv) None of the agreements pursuant to which HV Bank or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(v) (A) HV Bancorp’s Disclosure Letter sets forth a list of all Loans as of the date hereof by HV Bank to any directors and executive officers (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of HV Bank or any of its Subsidiaries, (B) there are no Loans to any employee, officer, director or affiliate thereof on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (C) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(vi) HV Bancorp’s Disclosure Letter sets forth a listing, as of June 30, 2013, of all Loans (A) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that are classified as “Watch,” “Special Mention,” “Substandard,” “Doubtful,” “Loss” or words of similar import, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms and (E) where a specific reserve allocation exists in connection therewith.

(u) Environmental Matters.

(i) Each of HV Bank’s and its Subsidiaries’ properties and the Participation Facilities, and, to the knowledge of HV Bank, the Loan Properties, are, and have been during the period of HV Bank’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of HV Bank, threatened, before any court or Governmental Entity against HV Bank or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by HV Bank or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of HV Bank, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court or Governmental Entity relating to or against any Loan Property (or HV Bank or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither HV Bank nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) To the knowledge of HV Bank, there are no underground storage tanks at any properties owned or operated by HV Bank or any of its Subsidiaries or any Participation Facility. Neither HV Bank nor any of its Subsidiaries nor, to the knowledge of HV Bank, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by HV Bank or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) HV Bank’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) HV Bank’s or its Subsidiary’s participation in the management of any Participation Facility, to the knowledge of HV Bank, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the knowledge of HV Bank, prior to the period of (A) HV Bank’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) HV Bank’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(v) Insurance. In the opinion of management, HV Bancorp and HV Bank and their Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. HV Bancorp’s Disclosure Letter contains a list of all policies of insurance carried and owned by HV Bancorp, HV Bank or any of their Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by HV Bancorp, HV Bank and their Subsidiaries are in full force and effect, HV Bancorp, HV Bank and their Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(w) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities and derivatives held by HV Bank or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither HV Bank nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(x) Indemnification. Except as provided in the articles of incorporation or bylaws of HV Bancorp, HV Bank and the similar organizational documents of their Subsidiaries, and in employment agreements, change in control agreements and other agreements related to employment or service as a director, neither HV Bancorp, HV Bank nor any of their Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of HV Bancorp or HV Bank and, to the knowledge of HV Bancorp and HV Bank, there are no claims for which any such person would be entitled to indemnification under the articles of incorporation or bylaws of HV Bancorp, HV Bank and the similar organizational documents of their Subsidiaries, under any applicable law or regulation or under any such employment-related agreement.

(y) Corporate Documents and Records. HV Bank has previously provided a complete and correct copy of the articles of incorporation, bylaws and similar organizational documents of HV Bank and each of HV Bank’s Subsidiaries, as in effect as of the date of this Agreement, and forms of articles of incorporation and bylaws of HV Bancorp (which forms when finalized shall not be materially different from the forms provided). Neither HV Bancorp, HV Bank nor any of HV Bancorp’s Subsidiaries is in violation of its articles of incorporation, bylaws or similar organizational documents. The minute books of HV Bancorp, if any, HV Bank constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof).

(z) CRA, Anti-Money Laundering, OFAC and Customer Information Security. HV Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. HV Bank does not have knowledge of any facts or circumstances that would cause HV Bank or any other Subsidiary of HV Bank: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory;” or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by HV Bank. To the knowledge of HV Bank, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either HV Bank or any of its Subsidiaries to undertake any remedial action. The Board of Trustees of HV Bank (or where appropriate of any other Subsidiary of HV Bank) has adopted, and HV Bank (or such other Subsidiary of HV Bank) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and HV Bank (or such other Subsidiary of HV Bank) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(aa) Tax Treatment of the Merger. Neither HV Bancorp nor HV Bank have knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(bb) Fees. Other than for financial advisory services performed for HV Bancorp and HV Bank by Griffin Financial Group LLC pursuant to an agreement dated June 25, 2013, a true and complete copy of which has previously been provided to Victory Bancorp, neither HV Bancorp nor HV Bank, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for HV Bancorp or HV Bank in connection with this Agreement or the transactions contemplated hereby.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1 Forbearances by Victory Bancorp. Except as expressly contemplated or permitted by this Agreement or disclosed in Victory Bancorp’s Disclosure Letter, and except to the extent required by law or regulation or any Governmental Entity during the period from the date of this Agreement to the Effective Time, Victory Bancorp shall not, nor shall Victory Bancorp permit any of its Subsidiaries to, without the prior written consent of HV Bancorp (which shall not be unreasonably withheld, conditioned or delayed):

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any material indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Pittsburgh;

(ii) prepay any indebtedness or other similar arrangements so as to cause Victory Bancorp to incur any prepayment penalty thereunder; or

(iii) purchase any brokered certificates of deposit;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on its capital stock, except for cash dividends in accordance with the terms of the Series E Preferred Stock and Series F Preferred Stock, and dividends paid by Victory Bank to enable Victory Bancorp to pay such dividends;

(iii) grant any person any right to acquire any shares of its capital stock;

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of Victory Bancorp Stock Options and Victory Bancorp Warrants and the conversion of Series E Preferred Stock outstanding as of the date hereof; or

(v) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(e) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(f) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(g) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.1;

(h) amend, repeal or modify any provision of its articles of incorporation or bylaws;

(i) consummate, or enter into any agreement with respect to any transaction involving a third party that would constitute an Acquisition Proposal with respect to such third party;

(j) other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned (“OREO”)), (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any person other than a Subsidiary, or (ii) cancel, release or assign any indebtedness to any such person or any claims held by any such person;

(k) make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, or form any new subsidiary;

(l) except as set forth in Section 4.1(l) of Victory Bancorp’s Disclosure Letter, enter into, renew, amend or terminate any material contract, plan or agreement, or make any change in any of its leases or contracts other than contracts or agreements covered by Section 4.1(m);

(m) make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed $100,000 if such Loan is not fully secured or $1,000,000 if such Loan is fully secured or (ii) Loans as to which Victory Bancorp has a binding obligation to make such Loans (including without limitation lines of credit and letters of credit) as of the date hereof and which are described in Victory Bancorp’s Disclosure Letter; provided, however, that neither Victory Bancorp nor any of its Subsidiaries shall make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, to any person if when aggregated with all outstanding Loans and commitments for Loans made to such person and such person’s family members and affiliates, the Loans would exceed $1,500,000;

(n) except for Loans made in accordance with Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), make or increase any Loan, or commit to make or increase any such Loan, to any director or executive officer of Victory Bancorp or Victory Bank, or any entity controlled, directly or indirectly, by any of the foregoing;

(o) (i) increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies then in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii) except as contemplated by Section 5.15, become a party to, amend, renew, extend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law;

(iii) amend, modify or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation;

(iv) elect to any office with the title of Senior Vice President or higher any person who does not hold such office as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement; or

(v) hire any employee with an annualized salary in excess of $100,000 except as may be necessary to replace any non-officer employee whose employment is terminated, whether voluntarily or involuntarily;

(p) except as set forth on Section 4.1(p) of the Victory Bancorp Disclosure Letter, commence any action or proceeding, other than to enforce any obligation owed to Victory Bancorp or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages in excess of $50,000 or (ii) which would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(q) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business;

(r) purchase any debt security, including mortgage-backed and mortgage-related securities, not in accordance with past practices;

(s) make any capital expenditures in excess of $100,000, other than pursuant to binding commitments existing on the date hereof, which are described in the Victory Bancorp’s Disclosure Letter, and expenditures reasonably necessary to maintain existing assets in good repair;

(t) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(u) enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(v) make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies, except as may be required by changes in applicable law or regulations, GAAP, or the direction of a Governmental Entity;

(w) except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby, issue any communication relating to post-Closing employment, benefits or compensation information, without the prior consent of HV Bank (which shall not be unreasonably withheld, conditioned or delayed);

(x) except with respect to foreclosures in process as of the date hereof, foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to HV Bank and conducting a Phase I environmental assessment of the property, or (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank; or

(y) make, change or rescind any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment, or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

Any request by Victory Bancorp or response thereto by HV Bancorp or HV Bank shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by HV Bancorp and HV Bank. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the

Effective Time, HV Bancorp and HV Bank shall maintain its rights and franchises in all material respects, and shall not, nor shall HV Bancorp or HV Bank permit any of their Subsidiaries to, without the prior written consent of Victory Bancorp (which shall not be unreasonably withheld, conditioned or delayed):

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any material indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Pittsburgh;

(ii) prepay any indebtedness or other similar arrangements so as to cause HV Bank to incur any prepayment penalty thereunder; or

(iii) purchase any brokered certificates of deposit;

(c) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(d) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(e) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(f) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2;

(g) amend, repeal or modify any provision of its articles of incorporation or bylaws in a manner which would adversely affect Victory Bancorp or any Victory Bancorp stockholder or the transactions contemplated by this Agreement;

(h) consummate, or enter into any agreement with respect to any transaction involving a third party that would constitute an Acquisition Proposal with respect to such third party;

(i) other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned (“OREO”)), (i) sell, transfer,

mortgage, encumber or otherwise dispose of any of its real property or other assets to any person other than a Subsidiary, or (ii) cancel, release or assign any indebtedness to any such person or any claims held by any such person;

(j) make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, or form any new subsidiary;

(k) except as set forth in Section 4.2(k) of HV Bancorp’s Disclosure Letter, enter into, renew, amend or terminate any material contract, plan or agreement, or make any change in any of its leases or contracts other than contracts or agreements covered by Section 4.2(l);

(l) make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed $100,000 if such Loan is not fully secured or $1,000,000 if such Loan is fully secured or (ii) Loans as to which HV Bank has a binding obligation to make such Loans (including without limitation lines of credit and letters of credit) as of the date hereof and which are described in HV Bancorp’s Disclosure Letter; provided, however, that neither HV Bank nor any of its Subsidiaries shall make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, to any person if when aggregated with all outstanding Loans and commitments for Loans made to such person and such person’s family members and affiliates, the Loans would exceed $1,500,000;

(m) except for Loans made in accordance with Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), make or increase any Loan, or commit to make or increase any such Loan, to any director or executive officer of HV Bank, or any entity controlled, directly or indirectly, by any of the foregoing;

(n) (i) increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies then in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii) except as contemplated by Section 5.15, become a party to, amend, renew, extend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law;

(iii) elect to any office with the title of Senior Vice President or higher any person who does not hold such office as of the date of this Agreement or elect to its Board of Trustees any person who is not a member of its Board of Trustees as of the date of this Agreement; or

(iv) elect to any office with the title of Senior Vice President or higher any person who does not hold such office as of the date of this Agreement or elect to its Board of Trustees any person who is not a member of its Board of Trustees as of the date of this Agreement; or

(v) hire any employee with an annualized salary in excess of $100,000 except as may be necessary to replace any non-officer employee whose employment is terminated, whether voluntarily or involuntarily;

(o) except as set forth on Section 4.2(o) of the HV Bancorp Disclosure Letter, commence any action or proceeding, other than to enforce any obligation owed to HV Bank or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages in excess of $50,000 or (ii) which would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(p) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business;

(q) purchase any debt security, including mortgage-backed and mortgage-related securities, not in accordance with past practices;

(r) make any capital expenditures in excess of $100,000, other than pursuant to binding commitments existing on the date hereof, which are described in HV Bancorp’s Disclosure Letter, and expenditures reasonably necessary to maintain existing assets in good repair;

(s) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(t) enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(u) make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies, except as may be required by changes in applicable law or regulations, GAAP, or the direction of a Governmental Entity;

(v) except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby, issue any communication: (i) relating to post-Closing employment, benefits or compensation information, without the prior consent of Victory Bancorp (which shall not be unreasonably withheld, conditioned or delayed); or (ii) of a general nature to customers of Victory Bank without the prior approval of Victory Bancorp (which shall not be unreasonably withheld, conditioned or delayed).

(w) except with respect to foreclosures in process as of the date hereof, foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to Victory Bancorp and conducting a Phase I environmental assessment of the property, or (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank; or

(x) make, change or rescind any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment, or surrender any right to claim a refund of Taxes or obtain any Tax ruling.

Any request by HV Bank or response thereto by Victory Bancorp shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.2.

ARTICLE V

COVENANTS

5.1 Acquisition Proposals.

(a) From the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, Victory Bancorp and HV Bank shall not, and shall not authorize or permit any of their respective Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by Victory Bancorp or HV Bank or any of its Subsidiaries, as applicable, to directly or indirectly, (i) solicit, initiate or encourage, or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information or data regarding Victory Bancorp or HV Bank to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than the parties to this Agreement), regarding an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into or consummate any agreement, arrangement or understanding contemplating any Acquisition Proposal or requiring Victory Bancorp or HV Bank to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of Victory Bancorp or HV Bank or any investment banker, financial advisor, attorney, accountant or other representative retained by Victory Bancorp or HV Bank shall be deemed to be a breach of this Section 5.1 by Victory Bancorp or HV Bank, as applicable. Notwithstanding the foregoing, prior to the adoption and approval of this Agreement by Victory Bancorp’s stockholders at a meeting of the stockholders of Victory Bancorp, the Board of Directors of Victory Bancorp or HV Bank may respond to, in a manner it deems appropriate, participate in any discussions, provide any third party with nonpublic information regarding, unsolicited inquiries relating to an Acquisition Proposal, in each case, if (1) the Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, and (2) the respective Board of Directors shall have determined, in good faith after consultation with its legal and financial advisors, that the failure to do so may constitute a breach of their fiduciary duties.

(b) Each party will notify the other party immediately orally (within one (1) calendar day) and in writing (within three (3) calendar days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to the other party any written materials received by it in connection therewith. Each party will keep the other party informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately orally (within one (1) calendar day) and in writing (within three (3) calendar days) upon the occurrence thereof.

(c) Each of Victory Bancorp and HV Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. Neither Victory Bancorp nor HV Bank shall release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2 Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall (and shall cause such party’s Subsidiaries to) afford the other party and its representatives (including, without limitation, officers and employees of the other party and its affiliates and counsel, accountants and other professionals retained by the other party) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation tax returns and work papers of independent auditors and materials prepared in connection with meetings of the parties’ Board of Directors), contracts, properties, personnel and to such other information relating to such party and its Subsidiaries as the other party may reasonably request, except where such materials relate to (i) matters involving this Agreement, (ii) pending or threatened litigation or investigations if, in the opinion of counsel to the party granting access to such information, the presence of such designees would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (iii) matters involving an Acquisition Proposal; provided, however, that the foregoing exception shall not apply to any transaction proposed to be conducted by Victory Bancorp pursuant to Section 4.1(i) or by HV Bancorp or HV Bank pursuant to Section 4.2(h) hereof; provided, further, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made in this Agreement by the party granting access to such information. Neither party nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) From the date hereof until the Effective Time, each party shall, and shall cause its Subsidiaries to, promptly provide the other party with (i) a copy of each report filed with a Governmental Entity, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as the other party may reasonably request, provided that a party shall not be entitled to receive reports or other documents relating to (x) matters involving this Agreement, (y) pending or threatened litigation or investigations if, in the opinion of counsel, the disclosure of such information would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (z) matters involving an Acquisition Proposal.

(c) Victory Bancorp, HV Bancorp and HV Bank will not, and will cause its respective representatives not to, use any information and documents obtained in the course of the consideration of the consummation of the transactions contemplated by this Agreement, including any information obtained pursuant to this Section 5.3, for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and to hold such information and documents in confidence and treat such information and documents as secret and confidential and to use all reasonable efforts to safeguard the confidentiality of such information and documents.

(d) From and after the date hereof, representatives of HV Bank and Victory Bancorp shall meet on a regular basis to discuss and plan for the conversion of Victory Bancorp’s and its Subsidiaries’ data processing and related electronic informational systems to those used by HV Bank with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger or as soon thereafter as possible.

(f) Within ten (10) Business Days of the end of each calendar month, Victory Bancorp and HV Bank shall each provide the other with an updated list of Loans described in Sections 3.2(v)(vi) and 3.3(t)(vi).

(g) Victory Bancorp Information. The information regarding Victory Bancorp and its Subsidiaries to be supplied by Victory Bancorp for inclusion in the Merger Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied, or to be supplied, by Victory Bancorp for inclusion in applications filed by HV Bancorp and HV Bank to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(h) HV Bancorp and HV Bank Information. The information regarding HV Bancorp, HV Bank and its Subsidiaries to be supplied by HV Bancorp for inclusion in the Merger Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Conversion Prospectus (except for such portions thereof supplied by Victory Bancorp or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Merger Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. The information supplied, or to be supplied, by HV Bancorp and HV Bank for inclusion in applications filed by Victory Bancorp and Victory Bank to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof, all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. The parties shall furnish each other with all information concerning themselves, their respective subsidiaries, and their respective subsidiaries’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of HV Bancorp, HV Bank, Victory Bancorp or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. HV Bancorp, HV Bank and Victory Bancorp shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to HV Bancorp, HV Bank and Victory Bancorp, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its reasonable best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

5.5 Antitakeover Provisions. Victory Bancorp and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt HV Bancorp, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature in Victory Bancorp’s or its Subsidiaries’ articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release. Thereafter Victory Bancorp and HV Bank shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to stockholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity that are related to the transactions contemplated by this Agreement; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8 Stockholder Meeting.

(a) Victory Bancorp will submit to its stockholders this Agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Victory Bancorp will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the meeting of the stockholders of Victory Bancorp referred to herein as the “Victory Bancorp Stockholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. Subject to Section 5.8(b), Victory Bancorp shall, (i) through its Board of Directors, recommend to its stockholders adoption of this Agreement, (ii) include such recommendation in the proxy materials relating to the matters to be submitted to Victory Bancorp stockholders at the Victory Bancorp Stockholder Meeting (such proxy statement, and any amendments or supplements thereto, the “Victory Bancorp Proxy Statement”) and (iii) use commercially reasonable efforts to obtain from its stockholders a vote approving and adopting this Agreement. Victory Bancorp will use reasonable best efforts to cause the Victory Bancorp Proxy Statement to be mailed to its stockholders as promptly as practicable after the Merger Registration Statement is declared effective under the Securities Act.

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Effective Time, Victory Bancorp’s Board of Directors may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would cause it to violate its fiduciary duties under applicable law, withdraw, modify or change its recommendation that the stockholders of Victory Bancorp approve this Agreement in a manner adverse to HV Bank (a “Change of Recommendation”); provided that prior to any such Change of Recommendation, Victory Bancorp shall have complied in all material respects with Section 5.1, given HV Bank written notice promptly (and in any event within twenty-four (24) hours) advising it of the decision of Victory Bancorp’s Board of Directors to take such action and, in the event the decision relates to an Acquisition Proposal, given HV Bank the material terms and conditions of the Acquisition Proposal, including the identity of the person making any such Acquisition Proposal or inquiry and the material terms of such Acquisition Proposal or inquiry; and provided, further, that in the event the decision relates to an Acquisition Proposal: (i) Victory Bancorp shall have given HV Bank three (3) Business Days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and if HV Bank proposes to revise the terms of this Agreement, Victory Bancorp shall have negotiated, and shall have caused its financial and legal advisors to negotiate, in good faith with HV Bank with respect to such proposed revisions or other proposal; and (ii) Victory Bancorp’s Board of Directors shall have determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by HV Bank, if any, that such Acquisition Proposal constitutes a Superior Proposal. In the event Victory Bancorp’s Board of Directors does not make the determination that such Acquisition Proposal constitutes a Superior Proposal and thereafter determines not to withdraw, modify or change its recommendation that the stockholders of Victory Bancorp approve this Agreement in connection with a new Acquisition Proposal, the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, amendment or change. In the event of any material revisions to the Acquisition Proposal that result in terms that are less favorable to Victory Bancorp, Victory Bancorp shall be required to deliver a new written notice to HV Bank and to again comply with the requirements of this Section 5.8(b) with respect to such new written notice, except that the three (3) Business Day period referred to above shall be reduced to two (2) Business Days. In addition to the foregoing, Victory Bancorp shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

5.9 Registration of HV Bancorp Common Stock.

(a) As promptly as reasonably practicable following the date hereof, HV Bancorp shall prepare and file the Merger Registration Statement with the SEC. The Merger Registration Statement shall contain the prospectus relating to the shares of HV Bancorp Common Stock to be issued in the Merger. Victory Bancorp will furnish to HV Bancorp the information required to be included in the Merger Registration Statement with respect to its business and affairs and shall have the right to review and consult with HV Bancorp and approve the form of, and any characterizations of such information included in, the Merger Registration Statement prior to its being filed with the SEC. HV Bancorp shall use reasonable best efforts to have the Merger Registration Statement declared effective by the SEC and to keep the Merger Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. HV Bancorp will advise Victory Bancorp, promptly after it receives notice thereof, of the time when the Merger Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of HV Bancorp Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the HV Bancorp Prospectus or the Merger Registration Statement. If at any time prior to the Effective Time any information relating to HV Bancorp or Victory Bancorp, or any of their respective affiliates, officers or directors, should be discovered by HV Bancorp or Victory Bancorp which should be set forth in an amendment or supplement to any of the Merger Registration Statement, Victory Bancorp Proxy Statement or the Conversion Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by HV Bancorp with the SEC and disseminated by Victory Bancorp to the stockholders of Victory Bancorp.

(b) HV Bancorp shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Victory Bancorp and HV Bancorp shall furnish all information concerning it and the holders of Victory Bancorp Common Stock as may be reasonably requested in connection with any such action.

(c) HV Bancorp shall list on the Nasdaq Stock Market the shares of HV Bancorp Common Stock to be issued in the Merger.

5.10 Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of Victory Bancorp and HV Bank shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11 Employee Benefit Matters.

(a) HV Bancorp intends to offer employment beginning as of the Effective Time to all employees of Victory Bancorp. All persons who are employees of Victory Bancorp immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of HV Bancorp. Except as set forth in Section 5.11(d), below, HV Bancorp shall employ Continuing Employees at salary rates identical to those in effect at Victory Bancorp immediately prior to the Effective Time. Except for any Continuing Employee who is a party to an employment agreement with Victory Bancorp or who enters into an employment agreement with HV Bancorp, all of the Continuing Employees shall be employed at the will of HV Bancorp, and no contractual right to employment shall inure to such employees because of this Agreement.

(b) Following the Effective Time, subject to Section 5.11(c) below, HV Bancorp will use its reasonable best efforts not to make any change during calendar year 2014 in any medical, dental, vision, disability, life insurance or any other “welfare plan” as defined in Section 3(1) of ERISA that a Continuing Employee was covered by immediately prior to the Effective Time. Beginning in calendar year 2015, HV Bancorp will use its reasonable best efforts to cause Continuing Employees to receive benefits under HV Bancorp medical plans and other welfare plans substantially similar to those provided to such persons under existing Victory Bancorp medical plans and other welfare plans. Continuing Employees and their eligible dependents will receive credit under HV Bancorp’s and HV Bank’s medical plans and other welfare plans for any expenses incurred by such Continuing Employees and their eligible dependents during the portion of the calendar year prior to the Effective Time for purposes of satisfying applicable deductible, co-insurance, maximum out-of-pocket and similar expenses.

(c) Credit for Prior Service. To the extent applicable, service with Victory Bancorp shall be deemed to be service with HV Bancorp for eligibility and vesting purposes only, but not for purposes of benefit accruals.

(d) HV Bancorp and Victory Bancorp will collaborate with respect to structuring, amending or terminating the benefit plans of HV Bancorp and Victory Bancorp with a view toward establishing an appropriate benefits structure for employees no later than calendar year 2015.

(e) Subject to Section 5.11(c), for calendar year 2013, except as required by applicable law, there shall be no change to the Victory Bancorp 401(k) Plan, and Continuing Employees will continue to participate in the 401(k) Plan under the same terms and conditions that were in effect immediately prior to the Effective Time, unless such changes are required by applicable law. Beginning with calendar year 2015, the Victory Bancorp 401(k) Plan may be merged, terminated or frozen, at the discretion of HV Bancorp.

(f) HV Bancorp agrees that each full-time Victory Bancorp employee who is involuntarily terminated by HV Bancorp (other than for “Cause”) or voluntarily resigns after being notified that, as a condition to employment, such Continuing Employee’s base salary will be materially decreased at the Effective Time or within one year of the Effective Time and who is not covered by a separate severance, change in control or employment agreement shall, upon executing an appropriate release in the form reasonably determined by HV Bancorp, receive a severance payment equal to four weeks of base pay (at the rate in effect on the termination date) for each year of service at Victory Bancorp, with a maximum equal to 20 weeks of base pay. For purposes of calculating the number of years of service, fractional years of service shall be rounded up or down to the nearest full year, except no employee shall receive less than two weeks of base pay. For purposes of calculating base pay, Victory Bancorp employees who are paid on an hourly basis shall be deemed to have a base pay equal to the employee’s average weekly compensation over the two months prior to the termination date. For these purposes, “Cause” shall mean termination due to the employee’s personal dishonesty, willful misconduct, any breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than minor traffic violations or similar offenses) or final cease-and-desist order.

(g) HV Bancorp shall honor all obligations under the employment or change in control agreements as set forth in Section 5.11(e) of Victory Bancorp’s Disclosure Letter, except to the extent superseded by agreements referenced in Section 5.15 of this Agreement.

(h) Payments. HV Bancorp agrees that Victory Bancorp shall be permitted to offer bonus payments to such employees and officers of Victory Bancorp in an aggregate amount not to exceed $50,000 for the purpose of encouraging such employees and officers to continue in the employ of Victory Bancorp until the date the system conversion occurs. Such payments shall be allocated to such employees and officers of Victory Bancorp as determined by the Chairman and Chief Executive Officer of Victory Bancorp in his sole discretion (it being understood and agreed that no amounts shall be allocated to employees of Victory Bank who currently have employment agreements with Victory Bank or Victory Bancorp), and shall be made by HV Bancorp on the date of the systems conversion. In addition, the parties agree that HV Bancorp may pay, or may direct Victory Bancorp to pay, signing bonuses to certain employees and officers of Victory Bancorp in exchange for their agreement to remain with the HV Bancorp.

5.12 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, HV Bancorp shall indemnify and hold harmless each of the current or former directors, officers or employees of Victory Bancorp or any of its Subsidiaries (each, an “Indemnified Party”), and any person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of Victory Bancorp, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to Victory Bancorp’s articles of incorporation and bylaws as in effect on the date of this Agreement and as permitted by applicable law, and HV Bancorp shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any action, suit, proceeding or investigation described above, shall promptly notify HV Bancorp thereof. Any failure to so notify shall not affect the obligations of HV Bancorp under Section 5.12(a) unless and to the extent that HV Bancorp is actually prejudiced as a result of such failure.

(c) For a period of six (6) years following the Effective Time, HV Bancorp shall maintain in effect Victory Bancorp’s current directors’ and officers’ liability insurance covering each person currently covered by Victory Bancorp’s directors’ and officers’ liability insurance policy with respect to claims against such persons arising from facts or events occurring at or prior to the Effective Time; provided, however, that in no event shall HV Bancorp be required to expend in the aggregate pursuant to this Section 5.12(c) more than 250% of the annual premiums currently paid by Victory Bancorp for such insurance and, if HV Bancorp is unable to maintain such policy as a result of this provision, HV Bancorp shall obtain as much comparable insurance as is available by payment of such time; provided further, that HV Bancorp may (i) request Victory Bancorp to obtain an extended reporting period endorsement under Victory Bancorp’s existing directors’ and officers’ liability insurance policy or (ii) substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such person’s than Victory Bancorp’s existing insurance policies as of the date hereof.

(d) In the event HV Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves, transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that such successor and assign of HV Bancorp and its successors and assigns assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13 Stockholder Litigation. Victory Bancorp shall give HV Bancorp the opportunity to participate in the defense or settlement of any stockholder litigation against Victory Bancorp and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without HV Bancorp’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.14 Board of Directors. Prior to the Effective Time, but effective conditioned upon Closing, HV Bancorp and HV Bank shall increase the size of their respective boards of directors by six (6) directors, so that upon such increase: (i) each Board shall consist of thirteen (13) directors and (ii) each Board shall appoint the Victory Bancorp designees as set forth in Exhibit D as directors to fill the six (6) resulting vacancies (the “Victory Bancorp Designees”). Two (2) of the Victory Bancorp Designees shall serve in the class of directors whose term expires in 2015; two (2) of the Victory Bancorp Designees shall serve in the class of directors whose term expires in 2016; and two (2) of the Victory Bancorp Designees shall serve in the class of directors whose term expires in 2017. Subject to their fiduciary duties, each of the Boards shall take all action necessary to nominate each of the Victory Bancorp Designees to their respective Boards for a three-year term following the expiration of their terms listed above. If any Victory Bancorp Designee shall be unable or unwilling to serve as a nominee or a director for any reason, either prior to his appointment as a director or during his term of office, then the remaining Victory Bancorp Designees shall be entitled to designate another person acceptable to the nominating committees of the respective Boards, and any such person shall become a “Victory Bancorp Designee” for all purposes under this Agreement. For a period of at least four (4) years subsequent to the Closing, Victory Bancorp Designees shall not constitute a majority of the membership of the Nominating and Corporate Governance Committee and the Compensation Committee of the HV Bancorp Board of Directors.

5.15 Officers. HV Bancorp and HV Bank will take all appropriate actions to appoint the persons identified in Exhibit E to the positions opposite such persons name, effective upon Closing. HV Bancorp and HV Bank will also take all appropriate action to execute and deliver employment agreements with Travis J. Thompson and Joseph W. Major, substantially in the form attached hereto as Exhibit F. HV Bancorp and HV Bank will also enter into employment agreements or change in control agreements with the individuals listed in Exhibit G, with the form of such agreements to be determined.

5.16 The Conversion. Commencing promptly after the date of this Agreement, HV Bancorp and HV Bank will take all reasonable steps necessary to effect the Conversion. In addition, without limiting the generality of the foregoing, HV Bank shall cause the following to be done:

(a) HV Bank will (i) as promptly as practicable after the Conversion Registration Statement is declared effective by the SEC, and the requisite approvals from the Banking Regulators have been obtained, take all steps necessary to duly call, give notice of, convene and hold a meeting of Members (the “HV Bank Members Meeting”) for the purpose of approving the Plan of Conversion, and for such other purposes as may be, in the reasonable judgment of HV Bank, necessary or desirable, (ii) subject to the fiduciary responsibility of the Board of Directors of HV Bank as advised by counsel, recommend to Members the approval of the aforementioned matters to be submitted by it to Members, and (iii) cooperate and consult with Victory Bancorp with respect to each of the foregoing matters.

(b) HV Bank and HV Bancorp will use all reasonable efforts to prepare and file all required regulatory applications required in connection with the Conversion. HV Bancorp and HV Bank shall give Victory Bancorp and its counsel the opportunity to review and comment on all such applications prior to their being filed with any Banking Regulator and shall give Victory Bancorp and its counsel the opportunity to review and comment on all amendments and supplements to such applications and all responses to regulatory comments and requests for additional information prior to their being filed with, or sent to any Banking Regulator, provided that the requirement to provide the opportunity to review and comment pursuant to this Section 5.15(b) shall be limited to information with respect to Victory Bancorp, Victory Bank, the Merger and this Agreement. HV Bank shall notify Victory Bancorp promptly of the receipt of any comments of any Banking Regulator with respect to such applications and of any requests by any Banking Regulator for any amendment or supplement thereto or for additional information and shall provide to Victory Bancorp promptly copies of all correspondence between HV Bancorp, HV Bank or any of their representatives and any Banking Regulator.

(c) HV Bank and HV Bancorp shall prepare as promptly as practicable, and Victory Bancorp shall cooperate in the preparation of, the Conversion Prospectus. Such Conversion Prospectus shall be incorporated into the Conversion Registration Statement. HV Bancorp shall file the Conversion Registration Statement with the SEC. HV Bancorp shall use its reasonable best efforts to have the Conversion Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.

(d) Victory Bancorp shall provide HV Bank and HV Bancorp with any information concerning it that HV Bank or HV Bancorp may reasonably request in connection with the Conversion Prospectus, and HV Bank shall notify Victory Bancorp promptly of the receipt of any comments of the SEC and any other Banking Regulator with respect to the Conversion Prospectus and of any requests by the SEC or any other Banking Regulator for any amendment or supplement thereto or for additional information, and shall provide to Victory Bancorp promptly copies of all correspondence between HV Bancorp or any representative of HV Bancorp and the SEC or any Banking Regulator. HV Bancorp shall give Victory Bancorp and its counsel the opportunity to review and comment on the Conversion Prospectus prior to its being filed with the SEC and any Banking Regulator and shall give Victory Bancorp and its counsel the opportunity to review and comment on all amendments and supplements to the Conversion Prospectus and all responses to regulatory comments and requests for additional information prior to their being filed with, or sent to, the SEC and any Banking Regulator, provided that the requirement to provide the opportunity to review and comment pursuant to this Section 5.15(d) shall be limited to information with respect to Victory Bancorp, Victory Bank, the Merger and this Agreement. Each of HV Bank, HV Bancorp and Victory Bancorp agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and any Banking Regulator and to cause the Conversion Prospectus and all required amendments and supplements thereto to be mailed to Members at the earliest practicable time.

(e) Each party hereto shall promptly notify the other party if at any time it becomes aware that the Conversion Prospectus or the Conversion Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Victory Bancorp shall cooperate with HV Bank and HV Bancorp in the preparation of a supplement or amendment to such Conversion Prospectus, which corrects such misstatement or omission, and HV Bancorp shall file an amended Conversion Registration Statement with the SEC. Victory Bancorp shall provide to HV Bancorp, HV Bank and the placement agent for the sale of HV Bancorp Common Stock in the Conversion Offering a “comfort” letter from the independent certified public accountants for Victory Bancorp, dated as of the date of the Conversion Prospectus and updated as of the date of consummation of the Conversion, with respect to certain financial information regarding Victory Bancorp, each in form and substance which is customary in transactions such as the Conversion, and shall cause its counsel to deliver to the placement agent for the Conversion such opinions as HV Bank and HV Bancorp may reasonably request.

(f) The aggregate price for which the shares of HV Bancorp Common Stock are sold to purchasers in the Conversion Offering shall be based on the Independent Valuation. The Independent Valuation shall be expressed as a range, the maximum and minimum of which shall vary 15% above and below the midpoint of such range, and the maximum of such range may be increased by an additional 15%.

(g) If any shares of HV Bancorp Common Stock that are offered for sale in the subscription offering that is conducted as part of the Conversion Offering remain unsold then, at HV Bank’s discretion, subject to any necessary regulatory approvals of the Banking Regulators, such shares may be issued to Victory Bancorp stockholders as part of the Merger Consideration if necessary to complete the Conversion.

5.17 Prohibition on Solicitation of Employees. If this Agreement is terminated or if the Merger is not consummated for any reason, for a period of two (2) years from the date of termination, neither party, nor any of their respective officers or directors will, directly or indirectly, initiate, solicit or knowingly encourage any employee who is designated as a Vice President or higher, or who is designated a loan officer, of the other party to leave his or her employment to pursue employment with such party.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Stockholder Approval. This Agreement shall have been approved by the requisite vote of Victory Bancorp’s stockholders in accordance with applicable laws and regulations.

(b) Member Approval. The Conversion and the Plan of Conversion shall have been approved by the requisite vote of Members of HV Bank.

(c) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired or been terminated.

(d) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger, the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(e) Third Party Consents. HV Bancorp, HV Bank and Victory Bancorp shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(c)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on HV Bancorp, HV Bank or Victory Bancorp (after giving effect to the consummation of the transactions contemplated hereby).

(f) Registration Statement; Blue Sky Laws. The Merger Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Merger Registration Statement, and HV Bancorp shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(g) Nasdaq. The shares of HV Bancorp Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq Stock Market.

(h) Tax Opinion. HV Bancorp and Victory Bancorp shall have received written opinions of Jones Walker LLP and Kilpatrick Townsend & Stockton LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to HV Bancorp and Victory Bancorp, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) HV Bancorp and Victory Bancorp will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of HV Bancorp, HV Bank, Victory Bancorp and others.

(i) Consummation of Conversion. HV Bancorp shall have received and accepted orders to purchase, for at least the minimum number of shares of HV Bancorp Common Stock offered for sale in the Conversion Offering, and the Conversion and Offering shall have been consummated.

(j) Burdensome Condition. None of the approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Victory Bancorp, HV Bancorp or HV Bank of the transactions contemplated hereby that, had such condition or requirement been known, Victory Bancorp, HV Bancorp and HV Bank would not, in its reasonable judgment, have entered into this Agreement.

(k) Employment Agreements. HV Bancorp and HV Bank shall have entered into the employment agreements, the forms of which are attached hereto as Exhibit F, with Travis J. Thompson and Joseph W. Major.

(l) Exchange Offer. Victory Bancorp shall have conducted the Exchange Offer and holders of a minimum of 19.0% of the issued and outstanding Series E Preferred Stock shall have made an irrevocable election to exchange shares of Series E Preferred Stock for Victory Bancorp Subordinated Debt.

6.2 Conditions to the Obligations of HV Bancorp and HV Bank. The obligations of HV Bancorp and HV Bank to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by HV Bancorp or HV Bank:

(a) Victory Bancorp’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of Victory Bancorp contained in this Agreement and in any certificate or other writing delivered by Victory Bancorp pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of Victory Bancorp’s Obligations. Victory Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. HV Bancorp shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Victory Bancorp to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Victory Bancorp.

6.3 Conditions to the Obligations of Victory Bancorp. The obligations of Victory Bancorp to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Victory Bancorp:

(a) HV Bancorp’s and HV Bank’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of HV Bancorp and HV Bank contained in this Agreement and in any certificate or other writing delivered by HV Bancorp or HV Bank pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of HV Bancorp’s and HV Bank’s Obligations. HV Bancorp and HV Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Victory Bancorp shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of HV Bancorp and HV Bank to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to HV Bancorp or HV Bank.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite stockholder or Member approval:

(a) by the mutual written consent of HV Bancorp, HV Bank and Victory Bancorp; or

(b) by either HV Bank or Victory Bancorp, in the event of the failure of (i) Victory Bancorp’s stockholders to approve the Agreement at Victory Bancorp Stockholder Meeting; provided, however, that Victory Bancorp shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8 (subject to Section 5.8(b)) or (ii) the Members fail to approve the Conversion at the HV Bank Members Meeting; provided, however, that HV Bank shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.16; or

(c) by either HV Bank or Victory Bancorp, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either HV Bank or Victory Bancorp, in the event that the Merger is not consummated by July 31, 2014, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e) by either HV Bank or Victory Bancorp (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty; or

(f) by HV Bank, if (i) Victory Bancorp shall have materially breached its obligations under Section 5.1 or Section 5.8 or (ii) if the Board of Directors of Victory Bancorp does not publicly recommend in the Victory Bancorp Proxy Statement that stockholders approve and adopt this Agreement or if, after recommending in the Victory Bancorp Proxy Statement that stockholders approve and adopt this Agreement, the Board of Directors modifies or qualifies its recommendation in a manner adverse to HV Bank; or

(g) by Victory Bancorp, if (i) HV Bancorp or HV Bank shall have materially breached its obligations under Section 5.1 or Section 5.16 or (ii) if the Board of Directors of HV Bank does not publicly recommend in the Member proxy statement that Members approve the Plan of Conversion or if, after recommending in the Member proxy statement that Members approve the Plan of Conversion, the Board of Directors modifies or qualifies its recommendation in a manner adverse to Victory Bancorp; or

(h) by Victory Bancorp, at any time prior to the adoption and approval of this Agreement by Victory Bancorp’s stockholders, in order to enter into an agreement with respect to a Superior Proposal, but only if (i) Victory Bancorp’s Board of Directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the Board of Directors to violate its fiduciary duties under applicable law, and (ii) Victory Bancorp has not materially breached its obligations under Section 5.1;

(i) By HV Bank, if Victory Bancorp has received a Superior Proposal, and in accordance with Section 5.1, the Board of Directors of Victory Bancorp has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, or withdraws its recommendation of this Agreement, fails to make such recommendation, or modifies or qualifies its recommendation in a manner adverse to HV Bank; or

(j) by Victory Bancorp, if HV Bank (i) enters into an acquisition agreement to merge with or acquire another financial institution, or (ii) refuses to consummate the Merger within thirty (30) days of the later of: (A) receipt of all necessary approvals of Governmental Entities or (B) the expiration of any applicable regulatory waiting periods.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either HV Bancorp or Victory Bancorp as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c) and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, in the event of a willful breach of any provision of this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party.

(b) In the event this Agreement is terminated by Victory Bancorp pursuant to Section 7.1(h) and within one year after the date of such termination Victory Bancorp, without HV Bancorp’s or HV Bank’s prior written consent, accepts an Acquisition Proposal, then Victory Bancorp shall pay HV Bank $300,000 (the “Victory Termination Fee”) not later than the fifth Business Day following the date Victory Bancorp consummates such Acquisition Proposal. Upon payment by Victory Bancorp of the Victory Termination Fee pursuant to this Section 7.2(b), neither HV Bancorp nor HV Bank will have any other rights or claims against Victory Bancorp or is Subsidiaries, or their respective officers or directors, under this Agreement.

(c) In the event this Agreement is terminated by Victory Bancorp pursuant to Section 7.1(j), then HV Bank shall pay Victory Bancorp $300,000 (the “HV Termination Fee”) not later than the fifth day after the date on which Victory Bancorp notifies HV Bank of termination of the Agreement under Section 7.2(j). Upon payment by HV Bank of the HV Termination Fee pursuant to this Section 7.2(c), Victory Bancorp will not have any other rights or claims against HV Bank or is Subsidiaries, or their respective officers or directors, under this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of Victory Bancorp, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Victory Bancorp Common Stock or that would contravene any provision of the PBCL or the applicable state and federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page shall be deemed to be an original signature page.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to conflicts of laws principles.

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by email, by registered or certified mail (return receipt requested) or by commercial overnight delivery service, or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to HV Bancorp or HV Bank, to:

Travis J. Thompson. Esq.

President and Chief Executive Officer

Huntingdon Valley Bank

3501 Masons Mill Road, Suite 401

Huntingdon Valley, PA 19006

Fax: (215) 706-4311

With copies to:

Jones Walker LLP

499 S. Capitol Street, SW, Suite 600

Washington, D.C. 20003

Fax: (202) 203-0000

Attention: Edward B. Crosland, Jr., Esq.

Email: ecrosland@joneswalker.com

If to Victory Bancorp or Victory Bank, to:

Joseph W. Major

Chairman and Chief Executive Officer

The Victory Bancorp, Inc.

548 North Lewis Road

Limerick, Pennsylvania 19468

Email: jmajor@thevictorybank.com

Fax: (610) 948-9008

With copies to:

Kilpatrick Townsend & Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005

Fax: (202) 204-5611

Attention: Christina M. Gattuso

Email: cgattuso@kilpatricktownsend.com

8.8 Entire Agreement; etc. This Agreement, together with the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

HV BANCORP, INC.

By:	/s/ Travis J. Thompson, Esq.
	Name:	Travis J. Thompson, Esq.
	Title:	President and Chief Executive Officer

HUNTINGDON VALLEY BANK

By:	/s/ Travis J. Thompson, Esq.
	Name:	Travis J. Thompson, Esq.
	Title:	President and Chief Executive Officer

THE VICTORY BANCORP, INC.

By:	/s/ Joseph W. Major
	Name:	Joseph W. Major
	Title:	Chairman and Chief Executive Officer